Exhibit 99.2

IAMGOLD®
CORPORATION

# Management Information Circular

In connection with the Annual and Special Meeting of Shareholders to be held on May 8, 2018

2018 Management Proxy Circular

MANAGEMENT INFORMATION CIRCULAR

SUMMARY

This summary highlights information contained elsewhere in this management information circular. It does not contain all of the information that you should consider. Please read the entire management information circular carefully before voting.

Voting Recommendations

Proposal	Board Recommendation

Elect directors of the Corporation	FOR

Appoint KPMG LLP as auditor of the Corporation and authorize directors to fix their remuneration	FOR

Approve, in a non-binding, advisory manner, the Corporation’s approach to compensation	FOR

Approve the resolution authorizing an amendment to the share incentive plan of the Corporation and to approve the amended and restated share incentive plan of the Corporation	FOR

Record Date

You are entitled to vote at the meeting if you were a holder of common shares at the close of business on March 28, 2018.

Vote Deadline

To ensure that your vote is counted, please vote by 5:00 p.m. (EDT) on May 4, 2018.

SHAREHOLDER ENGAGEMENT

Open dialogue with shareholders is a key priority for the board and shareholders are encouraged to provide feedback.

Board of Directors

Shareholders can write to the independent Chairman of the Board through the Corporate Secretary.

Management

The President and Chief Executive Officer and the executive team meet regularly with financial analysts and institutional investors.

Investor Relations

Our Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to shareholders by email at:

info@iamgold.com

Live Broadcasts

Quarterly earnings calls with analysts are broadcast live and are archived on our Investor Relations website at:

www.iamgold.com/English/investors/ events/events-and-webcasts/default.aspx

Events

The President and Chief Executive Officer and the executive team regularly attend and speak at industry events. A list of upcoming and past events can be found on our web-site at:

www.iamgold.com/English/investors/ events/events-and-webcasts/default.aspx

Meeting Information

Date: Tuesday May 8, 2018

Time: 4:00 p.m. (EDT)

Place: Arcadian Loft, Room #4,

Simpson Tower, 8th floor, 401

Bay Street, Toronto, Ontario

M5H 1A1

How You Can Vote

Your vote is important. To ensure that your shares will be represented and voted at the meeting, please submit your vote as soon as possible by one of the following methods:

Internet You will need to have your proxy form or voting instruction form in hand. Go to the web-site listed on the form that you received and follow the instructions on the screen.

Telephone You will need to have your proxy form or voting instruction form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

Mail Complete your proxy form or voting instruction form and return using the enclosed postage-paid envelope.

2018 Management Proxy Circular

2018 Management Proxy Circular

IAMGOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held at the Arcadian Loft, Room #4, located at Simpson Tower, 8th floor, 401 Bay Street, Toronto, Ontario, M5H 1A1, on Tuesday, May 8, 2018 at 4:00 p.m. (EDT), for the following purposes:

1.	to receive and consider the annual report of management to shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2017 and the report of the auditor thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to re-appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation;

5.	to consider and, if deemed appropriate, pass, with or without variation, a resolution approving an amendment to the share incentive plan of the Corporation and to approve the amended and restated share incentive plan of the Corporation; and

6.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only shareholders of record as at the close of business on March 28, 2018 are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

Registered shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 5:00 p.m. (EDT) on May 4, 2018 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to registered shareholders for this Meeting through www.investorvote.com using the control and access numbers printed on the proxy. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for deposit of proxies may be waived by the Chairman, at his discretion, and without notice. If you are a non-registered shareholder such that your shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan) on your behalf, and you wish to vote on any matter before the Meeting, you should contact such intermediary and carefully follow the instructions of the intermediary or its service company regarding how to vote, including when and where a voting instruction form or proxy is to be delivered.

DATED at Toronto, Ontario as of this 28th day of March, 2018.

BY ORDER OF THE BOARD

Stephen J.J. Letwin
President and Chief Executive Officer

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2018 Management Proxy Circular

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held at the Arcadian Loft, Room #4, located at Simpson Tower, 8th floor, 401 Bay Street, Toronto, Ontario, M5H 1A1, on Tuesday, May 8, 2018 at 4:00 p.m. (EDT), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail; however, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the “Common Shares”).

Registered Shareholders Voting by Proxy

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/ or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (EDT) on May 4, 2018 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, registered shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. To vote electronically, registered shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that shareholders exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a shareholder votes electronically he or she is asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

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2018 Management Proxy Circular

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(c)	be given a voting instruction form which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted); or

(d)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

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2018 Management Proxy Circular

Revocation of Proxies

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of the Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, at any time up to and including the last business day preceding the day of the Meeting, or (ii) with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney or a duly authorized attorney of a corporation or other entity, as the case may be; or (c) in any other manner permitted by law.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital and Quorum

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of the shareholders of the Corporation. As at the close of business on March 28, 2018, there were 466,432,973 Common Shares outstanding. The presence of two persons entitled to vote at the Meeting, either as shareholders or proxy holders, and holding or representing not less than twenty-five per cent of the Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

Record Date

The directors of the Corporation have fixed the close of business on March 28, 2018 as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting. In addition to notice, holders of Common Shares of record at the close of business on March 28, 2018 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Ownership of Securities of the Corporation

As at March 28, 2018, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, other than Van Eck Associates Corporation, which owns, controls or directs, directly or indirectly 60,829,130 Common Shares or 13.0% of the Common Shares outstanding, no person or company, directly or indirectly, beneficially owned, and/or exercised control or direction over, more than ten per cent of the votes attached to all of the Common Shares outstanding.

Currency

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars.

BUSINESS OF THE MEETING

See Appendix D to this Circular for the previous year’s voting results on the following matters comprising the Business of the Meeting. A simple majority of votes cast for, or in favour of, a matter will constitute approval of that matter.

ELECTION OF DIRECTORS

The shareholders of the Corporation will be asked to elect 7 directors for the Corporation. Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation, unless his or her office is earlier vacated or until his or her successor is appointed or elected.

The board of directors of the Corporation (the “Board”) recommends that shareholders vote FOR the election of each of the nominees set out in the following pages. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

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2018 Management Proxy Circular

In the absence of any instructions to withhold a vote in respect of a nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees set out in the following pages.

OUR DIRECTORS

John E. Caldwell

Mr. Caldwell has been a director of the Corporation since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC Corporation, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs, Chief Financial Officer of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell is a lecturer for the Institute of Corporate Directors on the subject of board responsibilities for oversight of enterprise risk. Mr. Caldwell is Chairman of and has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005. Mr. Caldwell holds a Bachelor of Commerce Degree from Carleton University and is a Chartered Professional Accountant.

Toronto, Ontario, Canada Corporate Director Age: 67 Status: Independent Joined Board: 2006 2017 Votes in favour: 99.21%

2017 Board and committee membership		Attendance

Board of Directors		10 of 10

Audit and Finance Committee		4 of 4

Nominating and Corporate Governance Committee		3 of 3

Public board membership		Board committee membership

Faro Technologies Inc. (NASDAQ)		- Compensation - Audit, Governance - Operational Audit

Advanced Micro Devices Inc. (NASDAQ)		- Chairman of the Board - Nominating and Governance - Audit and Finance

Securities held

	As of December 31, 2017	Value (CAD$)

Shares	56,621	$415,031

Unvested Shares	14,257	$104,504

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2017 Retainer

$300,000	1.7x (met)	2.4x

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2018 Management Proxy Circular

Donald K. Charter

Mr. Charter is currently a director of four public companies which includes Lundin Mining Corporation, Dream Office Real Estate Investment Trust and International Petroleum Corporation. Mr. Charter is an executive with business experience in a number of sectors including mining (precious metals, base metals, iron ore, coal), real estate and financial services. Most recently Mr. Charter was the President, CEO and a Director of Corsa Coal Corp., an international metallurgical coal mining company listed on the TSX.V with operations in Pennsylvania, from 2010 to August 2013. He is a graduate of McGill University where he obtained degrees in Economics and Law. He began his career in Toronto where he built a successful commercial and M&A business law practice, becoming a partner in a national law firm. Mr. Charter left law and became a senior executive with a number of capital markets related responsibilities. He became the inaugural Chairman and CEO of a financial services group of companies, and oversaw its growth from a start up to a major independent full service financial services company. On leaving this group after ten years Mr. Charter focused his attention on his personal consulting and investment company, and a number of public and private company boards. Mr. Charter has extensive corporate governance experience and has sat on and chaired a number of audit, compensation and governance committees as well as a number of special, independent and strategic committees in various corporate situations. In addition to his public company directorships, he is the Chair of a privately held Toronto based merger arbitrage hedge fund group and sits on the World Gold Council board. He has completed the Institute of Corporate Directors, Directors Education Program.
Toronto, Ontario, Canada Corporate Director Age: 61 Status: Independent Joined Board: 2003 2017 Votes in favour: 94.68%

2017 Board and committee membership		Attendance

Board of Directors (Chair)		10 of 10

Human Resources and Compensation Committee		5 of 5

Nominating and Corporate Governance Committee		3 of 3

Public board membership		Board committee membership

Dream Office Real Estate Investment Trust (TSX)		- Compensation - Governance

Lundin Mining Corporation (TSX)		- Compensation - Governance

International Petroleum Corporation (TSX)		- Compensation - Governance - Audit

Securities held

	As of December 31, 2017	Value (CAD$)

Shares	220,274	$1,614,608

Unvested Shares	25,458	$186,607

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2017 Retainer

$600,000	3x (met)	5.4x

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2018 Management Proxy Circular

Richard J. Hall

Mr. Hall was appointed a director of IAMGOLD in 2012. Mr. Hall brings over 45 years of exploration, development, mining and corporate experience to IAMGOLD. In addition to IAMGOLD, Mr. Hall currently serves as Chairman of Klondex Mines Ltd. and as a director of Orla Mining Ltd. Mr. Hall formerly served as President and Chief Executive Officer of Northgate Minerals until it was acquired by AuRico Gold Inc. now called Alamos Gold Inc. Mr. Hall also served as President and Chief Executive Officer of Metallica Resources. While at Metallica Resources Inc. he was involved in the merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Over the past 10 years Mr. Hall has consulted to the mineral industry and has served on a number of resource sector boards of directors including Chairman of Premier Gold Mines Limited, Chairman of Grayd Resource Corporation and Director of Kaminak Gold Corporation. Mr. Hall also served on numerous audit, compensation and governance committees during his career as well as chairing several special independent committees of boards of directors during various corporate situations. Mr. Hall is involved in several non-profit organizations including, Past President and Life Member of the American Exploration and Mining Association, formerly the Northwest Mining Association, Director of the Denver Gold Group, member of both the Investment Committee and Audit Committee of the Society of Economic Geologists (SEG). Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. Mr. Hall has also completed an Executive Development Program at the University of Minnesota. Mr. Hall is a member of the National Association of Corporate Directors and has completed the Institute of Chartered Secretaries and Administrators (ICSA) Directors Education Program and is a member of ICSA.
Silverthorne, Colorado, USA Corporate Director Age: 67 Status: Independent Joined Board: 2012 2017 Votes in favour: 99.24%

2017 Board and committee membership		Attendance

Board of Directors		10 of 10

Audit and Finance Committee		4 of 4

Safety, Environment and Reserves Committee		6 of 6

Public board membership		Board committee membership

Klondex Mines Ltd. (TSX), (NYSE)		- Chairman of the Board - Compensation and Governance

Orla Mining Ltd. (TSX-V)		- Chair of the Compensation Committee

Securities held

	As of December 31, 2017	Value (CAD$)

Shares	93,294	$683,845

Unvested Shares	14,257	$104,504

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2017 Retainer

$300,000	2.6x (met)	3.6x

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2018 Management Proxy Circular

Stephen J. J. Letwin

Mr. Letwin was appointed President and Chief Executive Officer (“President & CEO”) of the Corporation on November 1, 2010. He has been a member of the Board of Directors since joining the Corporation. Specializing in corporate finance, operational management, and mergers and acquisitions, Stephen brings over 30 years of experience from the highly-competitive resource sector. Mr. Letwin actively leads his executive management team with a clear and pragmatic approach to driving business results, creating shareholder value, and achieving sustainable growth. Prior to joining IAMGOLD, Mr. Letwin was based in Houston, Texas, where he was the Executive Vice President, Gas Transportation & International, with Enbridge Inc. Stephen was responsible for Enbridge Inc.’s natural gas operations, including overall responsibility for Enbridge Energy Partners, as the partnership’s Managing Director. In 1999, he joined Enbridge Inc. as President and Chief Operating Officer, Energy Services, based in Toronto, Canada.

Before joining Enbridge Inc., Mr. Letwin served as President & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy. Mr. Letwin holds an MBA from the University of Windsor, is a Certified General Accountant, a graduate of McMaster University (B.Sc., Honors), and a graduate of the Harvard Advanced Management Program. Throughout his career, Stephen has actively demonstrated his commitment to voluntary leadership. His most recent community affiliations have included Director, Corporate Campaign Committee of Texas Children’s Hospital; Patron, UNICEF Alberta, Canada; and Director, YMCA Calgary, Canada. For his commitment to the community, Stephen was awarded the 2006 Alberta Centennial Medal. Stephen was named Honorary Colonel for the Calgary 14th Service Battalion from 2001-2009 and has served as Chairman of Reserves 2000 since 2011. He received the Queen Elizabeth Diamond Jubilee Medal Award in 2012 for his contributions to Canada. Mr. Letwin was made an Officer of the National Order of Burkina Faso in 2011 and Grand Officer in the Honorary Order of the Yellow Star of Suriname in 2018.

Toronto, Ontario, Canada President & CEO since 2010 Age: 62 Status: Non-Independent (Management) Joined Board: 2010 2017 Votes in favour: 98.07%

2017 Board and committee membership		Attendance

Board of Directors		10 of 10

Public board membership		Board committee membership

Hess Midstream Partners GP LLC (NYSE)		- Audit

ONENERGY Inc. (TSX-V)		- Chairman of the Board

Securities held

	As of December 31, 2017	Value (CAD$)

Shares	1,311,106	$9,610,407

Share ownership requirements
Please see “Executive Share Ownership” on page 25 and 40 for more details on Mr. Letwin’s share ownership which currently exceeds his target.

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2018 Management Proxy Circular

Mahendra Naik

Mahendra Naik has more than 30 years’ experience in the mining industry and has been involved with IAMGOLD since its inception in 1990 as one of the founding Directors and Chief Financial Officer (“CFO”). As CFO from 1990 to 1999, besides organizing the initial capital structure and financing, he was involved in the negotiations of the Sadiola and Yatela mine joint ventures with Anglo American and the US$400 million in project debt financings for development of the respective mines. In addition, he was involved in more than $150 million in equity financings including the IPO for IAMGOLD. Since 2000, Mahendra has been a Director and member of the Audit and Compensation committees for IAMGOLD. Mr. Naik is the Chairman of the Board, Chairman of Audit and Compensation committees of Fortune Minerals Limited (“Fortune”), a TSX listed company. As Chairman of Fortune, Mr. Naik has actively participated in more than $100.0 million of financings and negotiations of several joint ventures. Since 2003, Mr. Naik has been Director of Goldmoney Inc, a TSX listed precious metals financial services company and is Chairman of the Audit and Compensation committees. From 2010 to 2017, Mr. Naik was a Director and Chairman of the Audit and Corporate Governance Committees of FirstGlobal Data Limited, a financial services technology company. Currently, Mr. Naik is an Advisor to M2 Cobalt, an exploration/development company. Mr. Naik is involved in number of non-profit organizations including the Indus Entrepreneurs and Trillium Hospital Foundation. Mr. Naik is a Chartered Professional Accountant and practiced for nine years with a major accounting firm. He holds a Bachelor of Commerce degree from the University of Toronto.
Markham, Ontario, Canada Corporate Director Age: 59 Status: Independent Joined Board: 1990 2017 Votes in favour: 92.47%

2017 Board and committee membership		Attendance

Board of Directors		10 of 10

Audit and Finance Committee		4 of 4

Human Resources and Compensation Committee		5 of 5

Public board membership		Board committee membership

Fortune Minerals Limited (TSX)		- Chairman of Board - Audit and HRC

Goldmoney Inc. (TSX)		- Audit and Compensation

Securities held

	As of December 31, 2017	Value (CAD$)

Shares	474,285	$3,476,509

Unvested Shares	37,676	$276,165.08

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2017 Retainer

$300,000	12.5x (met)	20.4x

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2018 Management Proxy Circular

Timothy R. Snider

Mr. Snider is the Chairman of Cupric Canyon Capital, LLC, a private equity company that invests in copper mining assets worldwide. He was formerly President and Chief Operating Officer of Freeport McMoRan Copper and Gold, and its predecessor Phelps Dodge Corporation where he spent 38 years of his career. In addition to IAMGOLD, Mr. Snider is a director of Teck Resources Limited of Vancouver. He is also a former director of Cia. De Minas Buenaventura based in Lima, Peru, and of Compass Minerals based in Overland Park, Kansas where he served as Chairman of the Compensation Committee. Mr. Snider is also involved in several non-profit organizations, including the Nature Conservancy (Arizona chapter), University of Arizona’s Institute for Mineral Resources (founding Chairman), the Northern Arizona University Foundation Board, and the Mining Foundation of the Southwest. He was inducted into the American Mining Hall of Fame and received the Jackling Award and Richards Award for innovation from the Society of Mining and Metallurgical Engineers.
Tucson, Arizona, USA Chairman of Cupric Canyon Capital, LLC Age: 67 Status: Independent Joined Board: 2011 2017 Votes in favour: 98.45%

2017 Board and committee membership		Attendance

Board of Directors		10 of 10

Human Resources and Compensation Committee		5 of 5

Safety, Environment and Reserves Committee		6 of 6

Public board membership		Board committee membership

Teck Resources Limited (TSX, NYSE)		- Compensation - Audit - Governance & Nominating

Securities held

	As of December 31, 2017	Value (CAD$)

Shares	168,849	$1,237,663

Unvested Shares	14,257	$104,504

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2017 Retainer

$300,000	2.6x (met)	3.6x

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2018 Management Proxy Circular

Sybil Veenman

Ms. Veenman is a corporate director serving on three public company boards, with over 20 years of mining industry experience. In addition to IAMGOLD, she sits on the board of directors of Noront Resources Ltd. and is a member of the Compensation, Corporate Governance and Nominating and Environmental, Health, Safety and Sustainability committees. She also sits on the board of directors of Royal Gold Inc. and is a member of the Compensation, Nominating and Governance Committee. Previously, as Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company’s significant M&A and financing transactions and was involved in a wide range of operational, regulatory, political and social aspects of the mining business. Prior to that, she served as Associate General Counsel and Secretary for Lac Minerals Ltd. and practiced law with a large law firm from 1989 until 1994. She holds a Law degree from the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute.
Toronto, Ontario, Canada Corporate Director Age: 54 Status: Independent Joined Board: 2015 2017 Votes in favour: 98.62%

2017 Board and committee membership		Attendance

Board of Directors		10 of 10

Nominating and Corporate Governance Committee		3 of 3

Safety, Environment and Reserves Committee		6 of 6

Public board membership		Board committee membership

Noront Resources Ltd. (TSX-V)		- Compensation, Corporate Governance and Nominating - Environmental, Health, Safety and Sustainability

Royal Gold, Inc. (NASDAQ)		- Compensation, Corporate Governance and Nominating

Securities held

	As of December 31, 2017	Value (CAD$)

Shares	31,264	$229,165

Unvested Shares	14,257	$104,504

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2017 Retainer

$300,000	1.1x (met)	1.7x

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Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www. sedi.ca, and information otherwise available to the Corporation as at March 28, 2018.

In respect of the election of directors, in non-contested elections, the Corporation has adopted a majority voting policy that is described in the Corporation’s Statement of Corporate Governance Practices found later in this Circular. Essentially, and subject to the provisions of the policy, in order to be elected as a director, a nominee must receive more votes for his or her election than are withheld.

Further information about the nominees for election as directors of the Corporation may be found in the most recent Annual Information Form of the Corporation, under the heading “Item VII – Directors and Officers”, at pages 126-128, which has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, and incorporated in the most recent Form 40-F of the Corporation filed in the United States on the system for Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”), at www.sec.gov/edgar.shtml, which further information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

RE-APPOINTMENT OF AUDITOR

KPMG LLP is the Corporation’s corporate auditor. The Board recommends that shareholders vote FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instructions to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

The aggregate fees incurred by KPMG LLP in each of the last two financial years of the Corporation are as follows:

Amount in USD	2017	2016

Audit Fees(1)	1,181,000	1,325,000

Audit-Related Fees(2)	162,000	165,000

Tax Fees(3)	27,000	22,000

Other Fees(4)	111,000	21,000

Total - USD	1,481,000	1,533,000

(1)	Audit Fee: The aggregate fees incurred by the Corporation’s external auditor in each of the last two fiscal years for audit services were $1,181,000 in 2017 and $1,325,000 in 2016.

(2)	Audit-related Fees: The aggregate fees incurred in each of the last two fiscal years for assurance and related services by the Corporation’s external auditor that are not included in the above paragraph were $162,000 in 2017 and $165,000 in 2016. The audit-related fees relate to services provided in connection with statutory filings and transactions completed by the Corporation.

(3)	Tax Fees: The aggregate fees incurred in each of the last two fiscal years for professional tax services rendered by the Corporation’s external auditor were $27,000 in 2017 and $22,000 in 2016. The professional tax services related to corporate tax compliance, tax planning and other related tax services.

(4)	Other Fees: The aggregate fees incurred in each of the last two fiscal years for other services rendered by the Corporation’s external auditor were $111,000 in 2017 and $21,000 in 2016. The other services related to assurance work and internal controls/documentation assistance performed for the Corporation.

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ADVISORY VOTE ON THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation,” found later in this Circular. As a formal opportunity to provide their views on the disclosed objectives of the Corporation’s pay for performance compensation model, shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board that the shareholders accept the approach to executive compensation disclosed in the Circular.

The Human Resources and Compensation Committee (the “HRCC”), and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance as well as whether any compensation consultant was retained last year and, if so, the mandate of such consultant). The pay for performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

AMENDMENT TO THE SHARE INCENTIVE PLAN OF THE CORPORATION

The share incentive plan of the Corporation (the “Share Incentive Plan”) consists of a share purchase plan (the “Share Purchase Plan”), a share bonus plan (the “Share Bonus Plan”), a deferred share plan (the “Deferred Share Plan”), and a share option plan (the “Share Option Plan”). At the meeting, the Corporation is seeking shareholder approval for an amendment to the Share Incentive Plan described below (the “Plan Amendment”).

The Board recommends that shareholders vote FOR the ordinary resolution, the text of which is set out as Appendix “A” to this Circular, authorizing the Plan Amendment (the “Plan Resolution”).

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the Plan Resolution.

The percentages described in this section were calculated based on the outstanding Common Shares as at the close of business on December 31, 2017.

Plan Amendment

The Corporation is seeking shareholder approval to increase the maximum number of Common Shares issuable from treasury pursuant to the Share Incentive Plan by 5,000,000 (1.07% of the Common Shares outstanding), which would increase the maximum from 34,412,386 (7.39% of the Common Shares outstanding) to 39,412,386 Common Shares (8.46% of the Common Shares outstanding).

The Share Incentive Plan was established for the purpose of advancing the long-term interests of the Corporation in the retention and motivation of key employees and the alignment of the interests of key employees with shareholders through share ownership. The Plan consists of two pools of Common Shares: (1) for option grants; and (2) for share grants, be they allocated to the Share Purchase Plan, Share Bonus Plan or the Deferred Share Plan. There are currently enough Common Shares available in the options pool for future grants, as the Corporation has, consistent with current best practice, trended

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away from granting options in favour of granting performed-based restricted share units. With respect to the shares pool, the Corporation may currently grant up to 1,697,193 Common Shares, which is insufficient to meet this year’s grant of restricted share units (1,668,606 Common Shares) and future grants of restricted share units based on the Corporation’s performance. Consequently, the Corporation is seeking shareholder approval to increase the number of Common Shares available under the Share Incentive Plan by 5,000,000 (1.07% of Common Shares outstanding). Continuing the Corporation’s conservative annual burn rate of shares (less than 1% of outstanding Common Shares), with an additional 5,000,000 Common Shares, it is expected that the pool of Common Shares available for award will be sufficient for up to six to seven years and therefore no further approval for shares under the Share Incentive Plan need be sought from shareholders before that time. The Board continues to believe that the continued ability to grant awards under the Share Incentive Plan to executives and key employees is a critical component of the total compensation package.

The last time shareholder approval was sought for an increase in Common Shares available under the Share Incentive Plan was in May of 2014. An increase of 9,304,985 Common Shares or 2.47% of the then outstanding Common Shares was approved at that time. Given the Corporation’s conservative annual burn rate (less than 1% of outstanding Common Shares, for all awards under the Share Incentive Plan, both options and restricted share units), the increase had provided Share Incentive Plan capacity for four years. The Corporation is now seeking an increase of 4,304,985 Common Shares fewer than that approved by shareholders in May of 2014 and it is expected that the requested increase of 5,000,000 Common Shares solely for share grants will provide Share Incentive Plan capacity which is not four, but six to seven, years.

Under the Share Incentive Plan, 11,498,233 Common Shares are available for issuance in the options pool, of which 4,800,529 Common Shares remain available for future option grants. As noted, the Corporation is not seeking shareholder approval to increase the number of Common Shares available for future option grants as there currently is a sufficient number (the Corporation having trended away from option grants). There are currently 4,573,066 Common Shares granted pursuant to unvested restricted share units and deferred shares units and 1,697,193 Common Shares remain available for future grants of restricted share units and deferred share units. This is insufficient to meet this year’s grant (1,668,606 Common Shares) and future grants of performance-based restricted share units. The Corporation is seeking an additional 5,000,000 Common Shares (1.07% of Common Shares outstanding) for grants pursuant to share (not option) awards to provide it with another six to seven years of Share Incentive Plan capacity. Together with the 5,000,000 additional shares now sought for share awards, the maximum number of Common Shares issuable under the Share Incentive Plan (for option and share awards) would be 22,768,492 or 4.91% of Common Shares outstanding.

In accordance with the requirements of the Toronto Stock Exchange (the “TSX”) and the Share Incentive Plan, shareholders of the Corporation will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the text of which is set out as Appendix “A” to this Circular, authorizing the Plan Amendments (the “Plan Resolution”).

The Plan Amendments were approved by the directors of the Corporation on March 21, 2018, subject to shareholder approval. A copy of the Share Incentive Plan, including the Plan Amendments, is available to any security holder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation and is also attached for reference as Appendix “B” to this Circular.

Reasons in Favour of the Plan Amendment

The Board of Directors believes that the Plan Amendment is reasonable and appropriate for a number of reasons, including the following:

•	total dilution resulting from the plan increase (5,000,000) would be equal to 1.07% of outstanding Common Shares;

•	total potential dilution, including Common Shares issuable pursuant to future awards and currently outstanding awards under the Share Incentive Plan (22,768,492), would be equal to 4.91% of outstanding Common Shares;

•	historically, the Corporation has experienced consistently low burn rates and the annual burn rate is expected to be less than 1% of Common Shares outstanding, taking into account all award grants under the Share Incentive Plan;

•	the number of Common Shares available for issuance under the Share Purchase Plan, Share Bonus Plan and Deferred Share Plan, also known as “full value awards”, would be limited to 11,270,259 in aggregate, which would be equal to 2.27% of outstanding Common Shares;

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•	the number of Common Shares available for issuance under the Share Option Plan also known as “option awards”, would be limited to 11,498,233 in aggregate, which would be equal to 2.47% of outstanding Common Shares, of which 4,800,529 Common Shares would remain available for future option grants, which would be equal to 1.03%. The number of Common Shares outstanding under the Share Option Plan would be 6,697,704 in aggregate, which would be equal to 1.44% of outstanding Common Shares;

•	the annual value of long-term incentive grants are not fixed and determined based on company performance;

•	annual long-term incentive grants for the President & CEO and senior executives are expected to be comprised of 50% stock options and 50% performance-based restricted share units;

•	the Corporation’s stock option policy requires long-term vesting over 5 years and a 7 year term, which assists with mitigating any short-term windfall gains;

•	annual grants of Restricted Share Units under the Deferred Share Plan cliff-vest at the end of 36 months;

•	issuance of Restricted Share Units settled in shares allows the Corporation to ensure executives have true ownership in the Corporation (relative to the prevailing Canadian practice of settling share-based awards in cash);

•	the Plan Amendment that requires shareholder approval aligns with the prescribed guidelines disclosed by Institutional Shareholder Services (“ISS”) Canada; and

•	the Corporation’s executive compensation program aligns with prevailing Canadian governance standards and has received strong support from shareholders through say-on-pay over the past 8 years (2010 to 2017) with an average of 91.55% support.

For the foregoing reasons, the board of directors unanimously recommends that shareholders vote FOR the Plan Amendment.

A summary of the Share Incentive Plan, which is qualified in its entirety by the provisions of the Share Incentive Plan, is provided later in this Circular, under the heading “Share Incentive Plan”. The Share Incentive Plan is administered by a committee of the directors of the Corporation designated by the directors of the Corporation (currently, the HRCC) or, failing a committee being so designated from time to time, the directors of the Corporation. The Share Incentive Plan was established for the purpose of advancing the interests of the Corporation through the attraction, retention and motivation of key employees and the alignment of the interests of key employees with stakeholders through share ownership in the Corporation.

In order to become effective, the Plan Resolution must be approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting or any adjournment thereof.

STATEMENT OF EXECUTIVE COMPENSATION

To Our Fellow Shareholders

On behalf of the HRCC and the Board, we are pleased to share with you our report on executive compensation. The HRCC believes the Corporation’s executive compensation program demonstrates a pay-for-performance philosophy that motivates executives to create long term value throughout the business cycle. We believe our approach to executive compensation focuses our leaders on operational excellence and effective corporate management, while directly linking to the shareholder experience. Below are some highlights of our philosophy and the 2017 compensation results.

How Compensation is Linked to Performance

We believe our shareholders and stakeholders across the business sector are best served when executives are motivated to manage effectively throughout the entire business cycle, not just during the highs and lows. Our program is comprised of:

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•	Base salaries that are sufficiently competitive to attract and retain the talent we require to execute on our strategic and operational priorities.

•	Annual cash incentives (Cash Incentive Plan or “CIP”) that reward executives for the achievement of strategic, operational, mineral resource inventory, and financial objectives, plus a discretionary measure of individual performance; and

•	Annual performance-based equity incentive awards (Equity Incentive Plan or “EIP”), comprised of stock options and restricted share units (“RSUs”) which reward executives’ sustained multi-year performance and align them with performance over the longer-term (i.e. 7 years after a grant of options and 3 years after a grant of RSUs).

The majority of our executives’ total compensation is based on operational excellence, the health and safety of our employees, sustainability, cash and balance sheet management, growth of resources and shareholder value creation. We recognize that the current results achieved in each of the performance measures in our compensation plans is the culmination of multiple years of work. An important element in our overall compensation philosophy is the trajectory of performance.

Each of these elements of executive compensation contributes to both the near-term and long-term success of the business. Finally, our plan is designed to be flexible which allows us to respond to the ever changing landscape of our business.

The Process

The Corporation sets an annual budget which is prepared in the context of a five year forward-looking forecast and in conjunction with the full “life-of-mine” plans. We consider these targets to require management to “outperform” while operating responsibly. The nature of mining operations requires a long-term outlook to determine the optimum mine design, operations, ore reserves, and exploration activities based upon a long-term commodity price view. Accordingly, the annual budget, which is the basis for the incentive plan objectives for the year, is designed to position the Corporation to deliver shareholder value over the long-term.

The equity incentive awards are granted based on the previous year’s corporate and individual performance as well as on improving performance over the last three years and the projection of performance into the future. Previous grants are one of the elements that are taken into account when considering new grants. Once granted, the equity awards vest at the end of three years (in the case of RSUs) or over five years with a life of seven years (in the case of options). The ultimate value of the equity awards is aligned with continued share price performance beyond the grant date through the vesting period.

We are of the view that the approach of integrating performance in our equity grant methodology provides greater control over the amount of the awards and thus a stronger link to performance than a fixed grant with back-end performance vesting criteria (which are difficult to determine in this sector, given commodity volatility). In our opinion, if forward-looking targets are not set properly, the program may return unintended results or quickly become a disincentive to executives. Further, having maintained discretion over the size of the equity incentive awards (as opposed to providing an annual fixed dollar value grant), we are in a position to manage the challenges associated with share price volatility and the Black-Scholes option valuation methodology.

Aligned with our pay-for-performance philosophy, the majority of executive pay is “at risk”. As a percentage of actual total direct compensation, named executive officers (“NEOs”) at risk pay has been weighted: 2015 – 58%, 2016 and 2017 – 77%. To date, we believe the results have shown a strong relationship of executive “at risk” compensation to long term corporate and executive performance. To further mitigate the risk of short-term thinking and risky behaviours, management is strongly encouraged, through their tenure, to hold real shares of the Corporation under the Share Ownership Guidelines (described below in the Compensation Discussion and Analysis). Further, the RSU plan settles in shares, not cash, at the end of a 36-month vesting period to facilitate share ownership. The President & CEO has elected to hold all share units once vested, since 2010. Total equity holdings (held directly and indirectly) by the President & CEO is 585,906 Common Shares and 725,200 unvested share units as of December 31, 2017 with a total value of $9,610,407.

IAMGOLD’s Performance in 2017

2017 was a strong year for the Corporation, across a number of financial, operational, and strategic measures. Specifically, in relation to our annual incentive scorecard, we delivered:

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•	1-year total shareholder return of 42% compared to the S&P/TSX Global Gold Index (the “Index”) of 2%, resulting in a 1814% performance relative to the Index; 3-year total shareholder return of 146% compared to the Index of 30%, resulting in a 483% performance relative to the S&P/TSX Global Gold Index

•	Free cash flow (net of gold price impact) of $146M relative to a target of $96M

•	Production of 881,987 ounces of gold relative to a budget of 870,628

•	All-in sustaining cost of $1,004 relative to a target of $1,041

•	Reserve replacement score of 803% relative to a target of 100%
•	Additional Resources generated through strategic initiatives of 2.6M ounces of gold relative to a target of 1M ounce

•	In addition, Rosebel declared an increase of 2.9M ounces measured and indicated, and nearly 2M inferred ounces as a result of replacing mined depletion and completing mine optimization exercises.

•	Sustainability achievement reflects no serious environmental or community incidents

•	Finally, while our safety measure, Days Away, Restricted Duty and Transferred Duty (“DART”), produced an otherwise exceptional year, we unfortunately experienced an accident fatality at our Westwood mine.

Outside of the metrics outlined in our scorecard, significant advancements were made at all exploration projects which are integral to the future success of the Corporation. In 2017, our overall exploration program delivered an increase of 1.4 million ounces of gold in reserves and more than 3 million ounces in resources (100% basis), exceeding the target of 1 million ounces. The 2017 highlights in Exploration are:

•	Saramacca: maiden resource totaling 1.5 million ounces on a 100% basis

•	Boto: increase in total resources of 828,000 ounces and conversion of 1.4 million ounces to reserves; project now at feasibility stage

•	Monster Lake and Eastern Borosi: resource estimates now in progress with 400,000 ounces and 700,000 Au eq. ounces expected respectively, on a 100% basis

•	Nelligan discovery and Gossey prospect: advancing towards resources estimates targeted for 2018

•	Côté Gold: concluded a joint venture with Sumitomo Metal Mining Co. and published positive results of the pre- feasibility stage of this project (low operating costs and attractive returns)

Alignment of Pay and Performance for 2017

As discussed above, for 2017 management performance was measured against a number of critical metrics or key performance indicators which drive long term value.

The HRCC considers performance against both predetermined target objectives, aligned with the then current strategy of the Corporation, relative outcomes and management’s ability to react to unforeseen economic factors (including commodity prices and currency exchange rates) in determining both the cash incentive payouts and equity incentive awards. As discussed with respect to the equity awards, the HRCC also considered the three year history of achievement against goals.

The Corporation’s executive compensation plan gives the HRCC an appropriate level of flexibility to ensure balanced compensation decisions, including the ability to consider historical performance trending and current shareholder experience without being bound by any formulaic outcomes or targeted cash or equity award levels that can lead to unwarranted grant levels and payouts in the future.

The following outlines key factors and outcomes relating to 2017 pay-for-performance decisions:

1.	Merit salary increases between 2% and 5% in 2017 – after 3 years of no merit increases, considering peer group analysis and market research indicating base salary movement in 2016 and 2017 and considering the positive company results and instrumental contribution of the executives in the achievement of those results, the HRCC approved some merit adjustments to the NEOs’ base salary at the beginning of 2017.

2.

Positive recognition of achievement of exceptional organic growth with the addition of resources and reserve replacement, as well as successful cash and cost management – with a focus on growth and cost

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effectiveness, the board determined the priorities for the year and set aggressive budgets and targets resulting in achievements as follows (compared to a target of 1.0):

–	Free cash flow was above maximum target for an overall score of 1.5.
–	Gold production was above target for an overall score of 1.3.
–	All-in sustaining costs were above target for a score of 1.4.
–	Reserve Replacement was above maximum target for a score of 1.5.
–	Additional Resources through Strategic Initiatives were above maximum target with a score of 1.5.

3.	Continued focus on Health, Safety, and Sustainability objectives – The Corporation outperformed its sustainability targets but missed on health and safety in 2017 owing to a fatality at our Westwood mine. Without this fatality, the health and safety objectives in terms of DART and TRI would have been surpassed. The fatality is taken into account in the overall score and the HSS Multiplier of 0.75 decreased the overall score to 1.13.

4.	Positive absolute and relative Total Shareholder Return (“TSR”) – In 2017, now for the second year, our share price performed very positively both in absolute terms and relative to the Index where our share price outperformed the Index by 1814% and 483% (1-year and 3-year TSR). This positive performance was considered among other factors in determining 2017 cash and equity awards for executives.

5.	Both cash and equity grants for 2017 are aligned with IAMGOLD’s performance – Cash awards ranged between 160% and 204% of target depending on the individual weighting of corporate, operating, health, safety and sustainability and individual performance metrics. Equity awards ranged between 41% and 47% of Total Direct Compensation.

6.	Outstanding equity awards are worth approximately 88% of grant date fair values reported – The value of outstanding equity awards increased compared to their value at the end of 2016, aligned with the increase in the Corporation’s share price over the same period (1-year TSR 42%). At the end of 2017, the average value of all the NEOs’ outstanding equity grants made from 2012 to 2017 was at 88% of the fair value on grant date.

Engaging with our Shareholders

The HRCC and the Board are committed to engaging with our shareholders on matters like executive compensation and other matters that are important to our shareholders. IAMGOLD introduced the non-binding say-on-pay vote in 2010, with the following historical results of “for” votes: FY2016: 67.85%, FY2015: 89.49%, FY2014: 97.19%, FY2013: 86.76%, FY2012 95.61% and FY2011: 97.79%.

During 2017, we reached out to our top 20 shareholders which represent approximately 40% of our issued and outstanding shares. Our objective was to provide them with an overview of our executive compensation program, further details on how incentive awards are determined, illustrate how the Corporation’s performance is a key factor in our compensation decisions as well as demonstrating how the executive compensation plan is aligned with the creation of long-term value for our shareholders. Meetings were held with those who responded to our invitation and we held conversations with these shareholders without the presence of IAMGOLD executives. The topics of conversation touched primarily on key company performance metrics and clarifications on our executive compensation program. These meetings allowed us to have an open and constructive dialogue on our compensation practices and philosophy and the significant progress IAMGOLD has made over the past few years.

In Summary

IAMGOLD’s executive compensation program and practices are described in detail over the following pages of the Compensation Discussion and Analysis. The HRCC believes that the compensation program continues to be a pay for performance approach, aligned with shareholder experience and supports its goal of rewarding executives for the long-term creation and preservation of value for shareholders.

Submitted by the HRCC on behalf of the Board of Directors, Timothy Snider (Chairman), Donald K. Charter and Mahendra Naik

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COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the Corporation’s approach to executive compensation by outlining the processes and decisions behind what the Corporation paid its executive officers, including those who were, during, or as at the end of the Corporation’s financial year ended December 31, 2017, the CEO, CFO and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers” or “NEOs”). The NEOs for 2017 are:

•	Stephen J.J. Letwin, President and CEO;
•	Gordon Stothart, Executive Vice President and Chief Operating Officer (“EVP & COO”);
•	Carol Banducci, Executive Vice President and Chief Financial Officer (“EVP & CFO”);
•	Jeffery Snow, General Counsel, Senior Vice President, Business Development (“SVP, Legal”); and,
•	Craig MacDougall, Senior Vice President, Exploration (“SVP, Exploration”).

The first part of this Statement of Executive Compensation discusses the executive compensation plan designed by the HRCC in conjunction with the Board, the reasons for the plan design or the objectives sought to be incentivized (particularly, the advancement of corporate strategy in the long-term creation and preservation of shareholder value) and the HRCC’s and Board’s compensation decision-making process and how executive compensation was linked to the Corporation’s performance. In addition to the narrative provided in the first part, the second part of this Statement of Executive Compensation provides further disclosure required by applicable law, such as the Summary Compensation Table.

Compensation Program Oversight and Governance

The fundamental objective of IAMGOLD’s executive compensation approach is to motivate and reward executives for the long-term creation and preservation of shareholder value. In addition, it must reflect the annual challenges and successes met by the Corporation. To attain these objectives the Corporation’s executive compensation programs and policies are designed with the following principles:

•	Attract, retain, motivate and reward high-caliber executive talent;

•	Link the compensation model directly to specific and measurable corporate, operational, Health, Safety & Sustainability (“HSS”) and individual performance objectives which are set annually to reflect the Corporation’s strategy;

•	Motivate high-performers to achieve exceptional levels of performance through rewards;

•	Provide the HRCC with the flexibility to exercise judgement to ensure appropriate overall compensation results;

•	Align compensation with the risk profile of the Corporation; and,

•	Encourage executives to own shares of the Corporation to more fully align the interests of management with those of our shareholders.

Role of the HRCC

As part of its Board-approved mandate, the HRCC:

•	Recommends to the Board for approval the goals and objectives of the President & CEO, and approves the goals and objectives of all other executives, based on the Board-approved budget and corporate strategy, against which the performance of the President & CEO and all other executives are assessed;

•	Reviews the President & CEO’s responsibilities periodically and from time to time recommends to the Board changes to such responsibilities;
•	Leads the annual review and evaluation process of the President & CEO’s performance and reports results to the Board;

•	Reviews the performance of the other NEOs, based on a report submitted by the President & CEO;

•	Recommends to the Board for approval, the salary and cash incentive award for the President & CEO, and approves the salaries and cash incentive awards for all other executives, based on performance;

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•	Recommends to the Board for approval the equity incentive award for the President & CEO, and approves the equity incentive awards for all other executives, in the form of RSUs and/or stock options, based on performance;

•	Administers the Corporation’s Share Incentive Plan under which such equity-related compensation is granted;

•	Reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, total compensation practices, talent management practices and executive development programs;

•	Reviews any employment agreement between the Corporation and an executive officer including terms addressing retirement, termination of employment or other special circumstances and, if appropriate, recommends to the Board for approval; and

•	Reviews the operation and administration of the Corporation’s retirement benefit plans.

Composition of the HRCC

The Board has determined that the HRCC is to be comprised of at least three directors, each of whom must be independent under applicable laws, policies and stock exchange rules. In addition, keeping with governance best practice, the HRCC should consist of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

The current members of the HRCC are Mr. Timothy Snider (Chairman), Mr. Donald K. Charter and Mr. Mahendra Naik. Collectively, the HRCC has extensive compensation-related experience in the natural resources sector as senior executive officers and members of boards and committees of other public corporations:

•	Mr. Snider is the Chairman of Cupric Canyon Capital, LLC, a private equity company that invests in copper mining assets worldwide. He was formerly President and Chief Operating Officer of Freeport McMoRan Copper and Gold, and its predecessor Phelps Dodge Corporation where he spent 38 years of his career. In addition to IAMGOLD, Mr. Snider is a director of Teck Resources Limited of Vancouver. He is also a former director of Cia. De Minas Buenaventura based in Lima, Peru, and of Compass Minerals based in Overland Park, Kansas where he served as Chairman of the Compensation Committee. Mr. Snider is also involved in several non-profit organizations, including the Nature Conservancy (Arizona chapter), University of Arizona’s Institute for Mineral Resources (founding Chairman), the Northern Arizona University Foundation Board, and the Mining Foundation of the Southwest. He was inducted into the American Mining Hall of Fame and received the Jackling Award and Richards Award for innovation from the Society of Mining and Metallurgical Engineers.

•	Mr. Charter is currently a director of four public companies which includes Lundin Mining Corporation, Dream Office Real Estate Investment Trust and International Petroleum Corporation. Mr. Charter is an executive with business experience in a number of sectors including mining (precious metals, base metals, iron ore, coal), real estate and financial services. Most recently Mr. Charter was the President, CEO and a Director of Corsa Coal Corp., an international metallurgical coal mining company listed on the TSX.V with operations in Pennsylvania, from 2010 to August 2013. He is a graduate of McGill University where he obtained degrees in Economics and Law. He began his career in Toronto where he built a successful commercial and M&A business law practice, becoming a partner in a national law firm. Mr. Charter left law and became a senior executive with a number of capital markets related responsibilities. He became the inaugural Chairman and CEO of a financial services group of companies, and oversaw its growth from a start up to a major independent full service financial services company. On leaving this group after ten years Mr. Charter focused his attention on his personal consulting and investment company, and a number of public and private company boards. Mr. Charter has extensive corporate governance experience and has sat on and chaired a number of audit, compensation and governance committees as well as a number of special, independent and strategic committees in various corporate situations. In addition to his public company directorships, he is the Chair of a privately held Toronto based merger arbitrage hedge fund group and sits on the World Gold Council board. He has completed the Institute of Corporate Directors, Directors Education Program.

•	Mahendra Naik has more than 30 years’ experience in the mining industry and has been involved with IAMGOLD since its inception in 1990 as one of the founding Directors and Chief Financial Officer (“CFO”). As CFO from 1990 to 1999, besides organizing the initial capital structure and financing, he was involved in the negotiations of the Sadiola and Yatela mine joint ventures with Anglo American and the US$400 million in project debt financings for development of the respective mines. In addition, he was involved in more than $150 million in equity financings including the IPO for IAMGOLD. Since 2000, Mahendra has been a Director and member of the Audit and Compensation committees

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for IAMGOLD. Mr. Naik is the Chairman of the Board, Chairman of Audit and Compensation committees of Fortune Minerals Limited (“Fortune”), a TSX listed company. As Chairman of Fortune, Mr. Naik has actively participated in more than $100.0 million of financings and negotiations of several joint ventures. Since 2003, Mr. Naik has been Director of Goldmoney Inc, a TSX listed precious metals financial services company and is Chairman of the Audit and Compensation committees. From 2010 to 2017, Mr. Naik was a Director and Chairman of the Audit and Corporate Governance Committees of FirstGlobal Data Limited, a financial services technology company. Currently, Mr. Naik is an Advisor to M2 Cobalt, an exploration/development company. Mr. Naik is involved in number of non- profit organizations including the Indus Entrepreneurs and Trillium Hospital Foundation. Mr. Naik is a Chartered Professional Accountant and practiced for nine years with a major accounting firm. He holds a Bachelor of Commerce degree from the University of Toronto.

Further, the HRCC members have no interlocking relationships as board members of other companies. The table below summarizes the relevant board committee experiences of each HRCC member:

Board Member Experience (Present and Past 5 Years)(1)
HRCC Members	Human Resources		Audit		Safety, Environment & Reserves		Nominating & Corp. Gov.
	Member	Chair	Member	Chair	Member	Chair	Member	Chair

T. Snider	✓	✓	✓		✓		✓

D.K. Charter	✓	✓	✓		✓		✓	✓

M. Naik	✓		✓

(1)	Most HRCC members also have extensive experience beyond the past 5 years.

Activities of the HRCC with respect to 2017

Each year, the HRCC finalizes the executive compensation plan once the Corporation’s strategic plan and annual budget for that year are approved by the Board. The HRCC determines cash incentive plan (“CIP”) payouts (cash settled) and equity incentive plan (“EIP”) grants (100% equity-settled) in the first quarter of the fiscal year following the relevant period, once audited year-end financial statements are available. Accordingly, deliberations with respect to the 2017 financial year occurred in Q4 2016, during 2017 and in Q1 2018. The HRCC met five times in 2017.

In the execution of its mandate, the HRCC:

•	Assessed the effectiveness of the existing compensation plan, including a review of the Corporation’s compensation philosophy, methodology and program design to ensure relevancy and appropriateness;

•	Recommended to the Board for approval the executive compensation plan for 2017, based on 2017 approved budgets and with a view to advancing the corporate strategy adopted by the Board;

•	Assessed the 2017 performance of executives against their individual objectives;

•	Recommended to the Board for approval the 2017 compensation payable consistent with the 2017 executive compensation plan, the individual performance of the President & CEO and the President & CEO’s recommendation for the other NEOs, taking into consideration proper pay for performance alignment of President & CEO and other NEOs compensation;

•	Verified executives’ compliance with their minimum share ownership guidelines;

•	Verified the President & CEO’s compensation pay for performance alignment at multiple times during the year;

•	Reviewed the succession plans for the President & CEO and other senior executives and updated development plans;

•	Reviewed the potential for any material risks arising from the executive compensation plan; and

•	Engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters.

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During 2017, the HRCC has also:

•	Reviewed the CIP performance metrics at the beginning of the year, maintaining optimal link between performance and executives’ rewards (see page 29 of this Circular);

•	Reviewed the Corporation’s peer group in order to keep alignment with the selection criteria, in particular the size of companies included in our peer group (see page 26 of this Circular);

•	Modified RSU vesting period from 35 to 36 months as the general market practice; and

•	Clarified disclosure on metrics used to determine EIP awards.

Succession Planning for the President & CEO

Annually, the HRCC reviews the talent management and succession planning framework used for the NEOs and other executives, as well as the annual talent management plan. As part of the in-camera discussion on the President & CEO’s performance, the HRCC members update the President & CEO succession plan and assess potential risks related to this plan.

Compensation Risk Management and Good Governance Practices

IAMGOLD’s compensation program and practices have been established to ensure appropriate alignment with the long-term success of the organization, near term challenges and good governance practices. The executive compensation plan includes four components: base salary, CIP (annual award settled in cash), EIP (annual grants which awards settle in shares at vesting), and benefits and perquisites. The HRCC believes the executive compensation program:

•	Effectively balances pay for performance and retention of highly skilled executives;

•	Mitigates the risk of excessive high or low compensation; and

•	Encourages executives to consider how short-term actions, continuous improvement and multiple year projects contribute to long-term value creation for shareholders, management, employees, and all stakeholders.

The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from the executive compensation plan and more specifically from the:

•	Pay philosophy and practices;

•	Design of the program;

•	Performance measurement; and

•	Compensation governance.

Neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would reasonably be likely to have a material adverse effect on the Corporation. Some specific risk- mitigating and good governance design features of the 2017 executive compensation program include:

Area of Focus	Executive Compensation Design Features
Program Design

•  Majority of executive total direct compensation is performance-based and “at risk”. On average, target performance- based compensation, (i.e. target CIP and EIP), made up approximately 70% of NEOs’ 2017 target total direct compensation.

•  Cash and equity awards are 100% performance-based and earned, not guaranteed, with equity grants having significant vesting periods to ensure that executive interests are aligned with shareholders over a long term.

•  The program isolates where appropriate (as much as possible) for the impact of commodity prices through relative performance metrics and where appropriate, applies budgeted commodity prices rather than allowing for the influence of actual prices.

•  Cash and equity incentive formula factors are capped to avoid excessive or extreme compensation awards.

•  Performance objectives and related compensation outcomes are measurable and pre-defined.

•  HRCC retains discretion to adjust the compensation of an executive, as it deems appropriate, to ensure that pay outcomes match actual performance outcomes and the shareholder experience. Both the CIP and EIP frameworks are intended to serve only as guidelines for the HRCC.

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Cash Incentive Plan (CIP)

•  The CIP includes balanced performance measurement representing corporate, operational, HSS and individual performance goals.

•  Challenging performance targets are pre-defined in conjunction with the annual budgeting process.

•  The CIP design incorporates risk mitigating performance measures such as relative TSR measures and performance targets.

•  The impact of gold commodity prices is minimized through use of relative TSR performance against the S&P/TSX Global Gold Index and using a budgeted gold price where appropriate to set operating goals.

•  The result of each performance metric is capped and also has a threshold under which the metric result would be zero.

•  The award payouts are capped at two times target bonus regardless the level of performance achieved, except under unusual circumstances as per HRCC discretion.

Equity Incentive Plan (EIP)

•  Grant levels are not fixed but are rather determined based on the HRCC’s review of overall performance outcomes over three years, and considering current share price to limit any windfall gains.

•  Annual variable grants with staggered, overlapping vesting schedules (RSUs cliff vest after 36 months as of the 2017 grant versus 35 months for prior grants, and stock options vest over 5 years) ensure executives continually focus on future value creation.

Additional Governance

•  Potential awards under the CIP and EIP are regularly “stress-tested” to avoid unintended behaviours and compensation outcomes.

•  Clawback Policy provision is included in the executive compensation plan for incentive compensation granted and/ or settled, where the underlying performance for such grant / award is subsequently unfounded (e.g. upon a material earnings restatement).

•  NEOs and other executives are subject to share ownership guidelines.

•  IAMGOLD holds an advisory vote on the Corporation’s approach to executive compensation which has received positive support since adoption.

•  NEOs are subject to an Anti-hedging Policy that prohibits executives and directors from hedging against a decrease in the market value of the Corporation’s equity securities. The compensation plan also precludes stock option backdating.

•  The HRCC meets in-camera after each meeting for additional compensation and talent management discussions.

•  An independent advisor is retained by the HRCC to provide external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

Anti-hedging Policy

To further align the interests of executives and directors with the creation and protection of short-term and long-term value for shareholders, the Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD’s equity securities.

Management’s Role in Compensation Decision-Making

As part of the annual compensation cycle, the President & CEO recommends corporate, operational, HSS and individual objectives for each executive. Objectives are based on the Board-approved annual budget and corporate strategy. According to the President & CEO’s year-end assessment of performance, policy guidelines, competitive benchmark data and industry practice, the President & CEO provides the HRCC with recommendations with respect to executives’ base salary increases, cash incentives, and equity grants. The SVP Corporate Affairs, HSS, & People assists the President & CEO with compensation recommendations regarding the executives (excluding his own). Other executives are not involved in any compensation-related decisions with respect to executives (including NEOs).

At the beginning of each year, the President & CEO provides the HRCC with a draft of his individual objectives. These objectives are finalized after feedback is received from the HRCC and the Board. At the end of the year, the HRCC reviews the President & CEO’s performance against these individual objectives and overall corporate performance. Compensation recommendations are then made from the HRCC to the Board for approval.

Management also collects and summarizes competitive compensation data, company financial and market performance data for the HRCC’s consideration in its decision making. The specific comparator group against which compensation practices are assessed is described further under “Pay Peer Group”.

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Compensation Consultants

The HRCC from time to time retains compensation consultants to provide expert and independent advice regarding compensation policies and decisions. The consultants provide support to the HRCC and act only on instructions provided or approved by the HRCC Chair. The consultant does not perform work other than work pre-approved in writing by the HRCC Chair. HRCC decisions and recommendations to the Board are its responsibility and may reflect factors and considerations other than the information and recommendations provided by compensation consultants.

The HRCC has retained Willis Towers Watson (“WTW”) since 2011 for services related to executive compensation. WTW reports directly to the HRCC. The HRCC continues to confirm WTW’s independence through the continual review of the factors set out by the Securities and Exchange Commission in the U.S. that compensation committees should consider when selecting and the monitoring the independence of their compensation advisors, including the following criteria:

–	Members of the executive compensation consulting team are not responsible for selling other WTW services to IAMGOLD and therefore receive no incentive or other compensation based on the fees charged to IAMGOLD for other services provided by WTW or its affiliates;

–	WTW’s executive compensation consulting is separate and distinct from a team that assists IAMGOLD with insurance products and services;

–	The executive compensation consultants do not have a business or personal relationship with any of the HRCC members or management, and do not own any company shares other than possibly through mutual funds;

–	WTW has strict protocols and processes to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct; and

–	Non-executive compensation consulting fees paid to WTW in 2017 are less than 0.01% of their total revenues for the last fiscal year ending December 31, 2017.

Executive Compensation-Related Work:

In 2017, WTW provided support to the HRCC in reviewing meeting materials prepared by management and attending some HRCC meetings, reviewing competitive total direct compensation levels as provided by management, advising on peer group review, advising on share reserve renewal request and reviewing executive compensation disclosure.

Other Consulting Services:

During 2017, the Corporation engaged Willis Canada Inc., a Willis Towers Watson company, to provide services for the management of commercial and casualty insurance programs. Almost all of the “Other Consulting Services” are related to fees to Willis Canada Inc., which are mainly wholesale commissions and insurance-related fees. The Corporation’s management also purchased two compensation survey reports totaling a value of $8,100.

The table below summarizes fees paid to WTW over the past two years in respect of executive compensation and other consulting services:

2017			2016

Independent			Independent
Executive	Unrelated	TOTAL	Executive	Unrelated	TOTAL
Compensation	Fees		Compensation	Fees
Related-Fees			Related-Fees

$107,710	$231,786	$339,496	$71,738	$146,136	$217,874

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Executive Share Ownership

Share ownership guidelines stipulate that ownership is to be attained within three years of the later of: joining the Corporation, appointment to the relevant executive level or the effective date of the amended share ownership policy (January 1, 2016). Ownership levels can be achieved through the accumulation of Common Shares and vested and unvested share units. Share ownership guidelines vary by executive level and are represented by a multiple of base salary.

The guidelines are as follows:

Share Ownership Target
Effective in 2017
Executive Position /Level	(multiple of base salary)
President & CEO	3.0x
Executive Vice President	2.0x
Senior Vice President	1.5x

As of December 31, 2017(1), all NEOs have achieved their share ownership guidelines as indicated below:

	Share Ownership Target	Actual Share Ownership
Executive Position / Level
	Multiple of salary	Total Value at Dec 31,2017	Multiple of Salary
Stephen J.J. Letwin President & CEO	3.0	$9,610,407	10.7
Gordon Stothart EVP & COO	2.0	$3,138,332	5.7
Carol Banducci EVP & CFO	2.0	$3,081,789	6.7
Jeffery Snow SVP, Legal	1.5	$2,762,882	6.6
Craig MacDougall SVP, Exploration	1.5	$1,764,280	4.7

(1)	Based on December 29, 2017 closing price of $7.33 and total shares owned as well as unvested RSUs.

Pay Peer Group

Each year, to assist with compensation decisions, the HRCC reviews market data and assesses the competitiveness of direct and total compensation for executives (including NEOs). The market data is used as a reference point only and the HRCC does not target a specific competitive position of the comparator group to set executive compensation levels.

In creating and maintaining its comparator group, the Corporation considers organizations that are similar in size and scope of operations and are representative of the market within which the Corporation competes for senior executive talent. When selecting comparators, the Corporation applies the following criteria:

•	Industry: Gold mining companies;

•	Geography: headquartered in Canada with international operations;

•	Corporate structure: publicly-traded on the TSX; and,

•	Similar size: revenue greater than $100 million and market capitalization less than $10 billion.

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Change in Peer Group during 2017

The HRCC reviewed the 2016 peer group companies and made the following changes, effective August 8, 2017. Primero Mining Corp was removed because it no longer met the selection criteria in terms of size. After an analysis of a series of mining companies that could be potential peers in line with our selection criteria, both SSR Mining Inc. and Kirkland Lake Gold Ltd. were added. This change in the composition of our peer group preserves alignment with our selection criteria.

	Scope Information(1)
Company	Market Cap	Revenue	Total Shareholder Return
	31-Dec-17	FY2016	1 Year	3 Year

Alamos Gold Inc.(2)	$3,186	$648	-11%	-

Agnico Eagle Mines Limited	$13,331	$2,872	4%	27%

B2Gold Corp.	$3,793	$918	22%	27%

Centerra Gold Inc.	$1,879	$1,022	2%	4%

Eldorado Gold Corporation	$1,442	$581	-58%	-36%

Kinross Gold Corporation	$6,759	$4,664	29%	18%

Kirkland Lake Gold Ltd.(3)	$3,988	$542	175%	-

New Gold Inc.	$2,386	$702	-12%	-6%

SEMAFO Inc.	$1,160	$404	-19%	6%

SSR Mining Inc.	$1,325	$660	-8%	24%

Yamana Gold Inc.	$3,718	$2,401	5%	-5%

Percentile Statistics

25th Percentile	$1,442	$581	-12%	-5%

50th Percentile	$3,186	$702	2%	6%

75th Percentile	$3,988	$2,401	22%	25%

Average	$3,906	$1,401	12%	7%

IAMGOLD Corporation	$3,415	$1,326	41%	133%

Percent Rank	54P	69P	84P	Highest

(1)	As reported by Standard & Poor’s Capital IQ, $CAD. TSR reflects CAGR for periods ending December 31, 2017.

(2)	Alamos Gold Inc. (TSX: AGI) began trading on July 6, 2015 following merger with AuRico Gold Inc.; 3 year TSR not available.

(3)	Kirkland Lake Gold Ltd. (TSX: KL) changed its ticker from TSX:KLG on September 15, 2016; 3 year TSR not available as historical share price not available from Capital IQ.

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Components of Executive Compensation

Total compensation for executives (including NEOs) consists of the following four elements:

Pay Element	Type	Description	Objectives
Base Salary	Fixed

Base salary levels for executives reflect:

•  scope, complexity and responsibility of the role of the executive;

•  competitiveness with salary levels for similar positions at companies included in market comparator groups; and,

•  executive’s experience and sustained performance level.

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive, resulting in periodic base salary adjustments, when appropriate.

Provide competitive compensation Recognize skills and experience Attract and retain key talent
CIP	Performance based Variable At risk

All executives participate in the CIP whereby awards are based on achievement of corporate, operational, HSS and individual objectives.

•  A target CIP level is set as a percentage of base salary. While consideration is given to practices within the market comparator group in setting these percentages, the market data is used as a reference point only.

•  Award levels range from 0x to a maximum (payout cap) of 2x target depending on performance achieved. HRCC may use discretion to exceed the 2X maximum when exceptional performance is achieved.

The CIP directly links executive performance to the accomplishment of key performance indicators of the Corporation that drive shareholder value. Performance measures are selected based on their relationship to immediate objectives and long-term value creation.

Motivate the achievement of annual goals and objectives Reward performance that supports the creation of long- term shareholder value Provide competitive compensation Attract and retain key talent
EIP	Performance based Variable At risk

Equity mix is targeted at approximately 50% stock options and 50% RSUs.

EIP grant values are based on the performance of the Corporation and the individual executive and looks at consistent performance over the past three years.

The total EIP grant can have a compensation value in the range of 0% to 300% of an executive’s CIP award, actual average of 160% in the past 3 years. In establishing the grant values, the HRCC considers the value of previous equity awards, current share price and equity valuations, share ownership levels, total equity granted as a percentage of the outstanding Common Shares of the Corporation, and other factors the HRCC and Board may consider appropriate.

Motivate the consistent (improving) achievement of longer-term goals and objectives

Reward performance that is aligned with the creation of long-term shareholder value

Promote executives’ share ownership

Provide competitive compensation

Attract and retain key talent

Benefits & Perquisites	Fixed

Executives participate in the same benefits provided to all employees including health and life insurance benefits, a defined contribution pension plan and a share purchase plan. They also have top up disability insurance, over the maximum amount insured by the non-executive employees plan. The President & CEO and other NEOs receive additional perquisites as part of their employment agreements, as disclosed in the Summary Compensation Table.

Provide competitive compensation Attract and retain key talent

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COMPENSATION DECISIONS RELATED TO 2017 PERFORMANCE

2017 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation for 2017, including the following compensation elements:

Base Salary

For the year 2017, the HRCC decided to adjust the NEOs base salaries as illustrated in the table below. This decision was made after conducting compensation analysis and comparing the NEOs salaries with those paid to the NEOs in our peer group, keeping in line of sight the full total compensation value and considering that the NEOs base salaries had not received any merit increases for the past three years. As well, the HRCC considered that after a few challenging years for the Corporation and the recent difficult context of the gold mining industry, the NEOs had demonstrated that they were able to manage in such challenges in a way that generates positive outcomes. The NEOs had, at the end of 2016, not only succeeded in solidifying the Corporation’s financial position but they had also brought back value creation for our shareholders. These merit increases preserve a reasonable positioning versus our peer group and preserve appropriate pay for performance alignment.

Name Executive	2017		2016
	Base Salary	Increase from 2016	Base Salary	Increase from 2015

Stephen J.J. Letwin President & CEO	$900,000	2%	$881,450	0%

Gordon Stothart EVP & COO	$550,000	2%	$538,647	0%

Carol Banducci EVP & CFO	$463,000	2%	$453,851	0%

Jeffery Snow SVP, Legal	$420,000	5%	$400,000	0%

Craig MacDougall SVP, Explor at ion	$378,000	5%	$360,000	0%

For the year 2018, as part of the annual compensation review process, the HRCC has approved a base salary merit increase for the NEOs that varies between 0% and 2.8%. As well, the HRCC has adjusted the salary of the Senior Vice President, Exploration to $450,000 for the year 2018. This adjustment has been established following a thorough analysis of salaries within our peer group, for both exploration related positions and other comparable NEOs. IAMGOLD’s organic growth is at the center of its strategy and comes in large part from its exploration initiatives, which have already delivered concrete and significant results. The HRCC believes this salary adjustment beyond merit increase reflects the importance and value of this position for the Corporation and in relation to comparable peer positions.

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Cash Incentive Plan (CIP)

The CIP is our cash incentive program and its objective is to reward based on annual performance. The Corporation’s performance metrics are reviewed annually by the HRCC and targets are set at the beginning of the year, in line with the Corporation’s budget. At the end of the year, awards are determined based on both the Corporation’s and the NEO’s performance. Individual award targets are a percentage of the NEO’s base salary and the payout may be above or below the target. Awards are capped at two times target except when HRCC recognizes unusual or multi-year performance that may not have been rewarded previously. The Board can apply discretion to adjust the awards and be satisfied that awards reflect the Corporation and the executive’s performance for that year. In addition, recognizing that the current year performance is influenced by multi-year activities, awards may be enhanced or diminished based on HRCC’s long-term assessment.

At the beginning of 2017, in its annual review of the plan, the HRCC made some adjustments to the CIP metrics in conjunction with the Corporation’s updated strategic plan and 2017 budget. The adjustments were as follows:

•	The metrics of “Working Capital” and “Cost/oz.” have been removed. Capital remains a fundamental focus for the Corporation and as a performance metric it has transitioned in some executives’ individual performance scorecards. As for costs, the CIP scorecard already has another metric on costs, “All-In Sustaining Costs” (“AISC”), which is a standard cost performance measure within the gold mining industry therefore allowing for relative performance versus peers.

•	A new metric (“Additional Resources – Strategic Initiatives”) has been added. This new metric was added to recognize and measure the evolution of IAMGOLD’s focus on future growth and on the development of a pipeline of long-term project opportunities. This metric focuses on the successful addition of new resource ounces reported in a compliant mineral resource estimate that can be reported on the Corporation’s annual resource statement so as to provide the Corporation’s with a long term project pipeline of development opportunities.

•	In order to formalize and quantify discretion potentially applied on the Health & Safety and Sustainability (“HSS”) metrics, a multiplier on overall HSS metric has been added. The multiplier is established by the Safety, Environment and Reserve committee of the board and is supported by an assessment of non-DART safety performance including leading safety indicators, any fatalities, level 3 environmental and community performance, and compliance with audits under the TMS (“Towards Sustainable Mining”) framework from the Mining Association of Canada, as well as any significant corporate social responsibility initiatives or achievements.

•	The 2-year relative TSR metric has been replaced by a 50/50 split between 1-year and 3-year relative TSR. This adjustment is to provide a more balanced approach to relative TSR performance.

•	With the removal and addition of metrics, the weighting of some metrics has been adjusted accordingly and is indicated in the table further below.

The formula below provides a starting point for the HRCC to determine CIP payouts. Target levels of performance on these criteria are established as guidelines and are not applied as an absolute formula. The HRCC believes that fixed formulas may lead to an excessively high or low payout result that does not accurately reflect actual performance when viewed holistically. As a result, the HRCC believes the discretion applied by the Board should be the ultimate determinant of final, overall compensation within the context of those pre-determined guidelines.

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For 2017, the metrics and weightings were established as follows:

Corporate Performance	Operating Performance	HSS Performance

Free Cash Flow (50%)	Production (35%)	Health & Safety (50%) Sustainability (50%) × HSS Multiplier
Relative TSR (50%)	AISC (35%)
1-year (25%)	Reserve Replacement (15%)
3-year (25%)	Additional Resources – Strategic
Initiatives (15%)

The nature of an executive’s role and responsibilities determines the weighting of the performance metrics. The CIP targets, performance factors and respective weightings assigned by the Board for each NEO in 2017 were as follows:

Named Executive Officer	CIP Target (% of Base Salary)	Corporate Performance Weight	Operating Performance Weight	HSS Performance Weight

Stephen J.J. Letwin President & CEO	125%	45%	45%	10%

Gordon Stothart(1) EVP & COO	85%	35%	55%	10%

Carol Banducci EVP & CFO	75%	50%	45%	5%

Jeffery Snow SVP, Legal	65%	50%	45%	5%

Craig MacDougall SVP, Exploration	65%	25%	65%	10%

(1)	In 2017 for the EVP & COO, the weighting of the Corporate Performance was adjusted versus 2016 from 25% to 35% and the weighting of the Operating Performance was adjusted from 65% to 55%.

All performance measures used to determine CIP awards for NEOs are as disclosed below. Some measures are not consistent with generally accepted accounting principles (“non-GAAP”). The HRCC believes that the adjusted measures provide a better reflection of annual performance for purposes of CIP compensation (a description of each non-GAAP measure is disclosed in the footnotes of the following chart). Performance outcomes relative to pre-defined targets are determined at the end of the year and subject to HRCC discretion.

Cash Incentive Plan – Corporate, Operating,

and HSS Performance Targets and 2017 Outcomes

Performance Category	Performance Measures	Weight	Performance Range			2017 Performance	2017 Score
			Threshold	Target	Maximum
Corporate Performance	Relative TSR(1)	50%	90% of Index	110% of Index	200% of Index	Above Maximum	2.0 (out of 2.0)
	Free Cash Flow(2)	50%	$51M	$96M	$141M	Above Maximum	1.5 (out of 1.5)
Overall Corporate Score							1.75

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Operating Performance	Production(3)	35%	845,000 oz	870,628 oz	885,000 oz	Above Target	1.3 (out of 1.5)
	AISC(4)	35%	1,080/oz	$1,041/oz	1,000/oz	Above Target	1.4 (out of 1.5)
	Reserve Replacement(5)	15%	50%	100%	150%	Above Maximum	1.5 (out of 1.5)
	Additional Resources – Strategic Initiatives (6)	15%	0.5 M oz	1 M oz	1.5 M oz	Above Maximum	1.5 (out of 1.5)
Overall Operating Performance Score							1.40
HSS Performance	Health & Safety(7)	50%	DART of 0.85	DART of 0.56	DART of 0.53	Above Maximum	1.5 (out of 1.5)
	Sustainability(8)	50%	One level 5 community incident	No level 4 or 5 environment or community incidents	Top 10 external sustainability ranking	Achieved Maximum	1.5 (out of 1.5)
	Overall HSS Multiplier of 0.75
Overall Health Safety and Sustainability (adjusted with HSS Multiplier)							1.13

(1)	To offset the effect of gold price fluctuation on the Corporation’s return, TSR is assessed relatively against the S&P/TSX Global Gold Index.

(2)	Free Cash Flow is the cash flow generated from operations after tax, less annual capital expenditures, less financing activities excluding interest on high yield debt. It includes exploration expenditures, corporate general and administrative costs (“Corporate G&A”) and ongoing reclamation. This excludes amounts raised through equity and non-sustaining capital expenditures. For 2017, this is based upon actual gold prices and actual FCF achieved.

(3)	Production reflects the actual attributable production of gold relative to budgets/plan and includes all gold produced at operating mines and joint ventures.

(4)	AISC includes cost of sales (excluding depreciation), Corporate G&A, by-product credits, accretion and amortization of closure liabilities, realized gains/losses from hedging and sustaining capital. It includes costs of joint ventures.

(5)	Reserve replacement looks at reserve replacement at our operating mines and reserve conversions from resources resulting from evaluation studies at advanced greenfield projects (PFS or FS studies) and factors in cost cutting initiatives undertaken to achieve free cash flow targets.

(6)	Focuses on the successful addition of new resource ounces reported in a compliant mineral resource estimate that can be reported on the Corporation’s annual resource statement so as to provide long term project pipeline of development opportunities. Considers delineation of additional resources at an existing operation to sustain long term viability of the operation, exploration discovery leading to estimate of an initial resource and any subsequent resource increases from ongoing delineation drilling programs, acquisition of a project for which a delineation drilling program commences with an objective to complete a resource estimate, advancement of an advanced greenfield or development project by completing a PEA, PFS or FS which recommends proceeding to next stage. Reserve replacement under this metric is not also recognized under the Reserve Replacement metric.

(7)	Health and Safety score is based, among other related components, on the severity and frequency of disabling incidents during the year. Safety is based on the Corporation’s current objective of a 10% reduction in DART for every mine pro-rated regionally and corporately. The benchmark is DART frequency per 200,000 hours.

(8)	The sustainability factor is based on the severity of incidents and other environmental accomplishments within the given year.

Cash Incentive Plan – Individual Performance Multiplier

NEOs’ individual performance is evaluated by the HRCC, taking into consideration the accomplishment of the functional goals established by the President & CEO and approved by the HRCC and an assessment of each executive’s performance in the areas of leadership, teamwork, innovation, general and administrative cost management, and other individual objectives for the year. In addition, continuous improvement in business performance over prior years is a qualitative factor in setting the individual performance evaluation. Individual performance acts as a multiplier (“Individual Performance Factor” or “IPF”) of the Corporation’s performance metrics and modifies the performance score by a factor of 0 to 1.5. Except in unusual cases, the IPF for executives will be in the 0.8 to 1.2 range. Individual performance objectives for each executive for 2017 were approved by the HRCC and vary according to the particular position held by the executive.

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It should be emphasized that the IPF is designed as a means to reward execution and performance on matters ‘above and beyond’ what would fall within the ordinary parameters of each executive position. The HRCC also ensures that items recognized in the IPF score do not result in double counting in their interaction with other metrics—for example, superior performance on health and safety production or AISC are captured within the parameters of those metrics—they would not also result in an elevated IPF. For 2018 the IPF has been replaced with an additive individual performance metric in the CIP formula.

For 2017, an IPF of 1.1 was awarded to each member of the executive team, which falls within the usual expected range. This number reflects extraordinary, and collectively shared contributions on, principally, two matters: tremendous expansion of the mineral resources base which has major strategic implications for the company beyond what is captured in the simple metric, and the execution of the transaction with Sumitomo which, again, has strategic implications beyond the deal itself and was the result of an outstanding collective effort by the executives.

The individual performance objectives for each NEO are outlined in the table below—again, as described above, only extraordinary performance above and beyond the expected results for each executive’s goals are relevant to the setting of the IPF.

NEO	2017 Individual Performance Objectives	2017 Individual Performance Factor (IPF)
Stephen J.J. Letwin President & CEO

•  Grow production by 25% and reduce AISC by 15% by 2020: reach 2017 milestone

•  Reserves and Resources (“R & R”) increase of 1M oz by Dec 2017; through exploration/ acquisition/joint venture (“JV”) (Saramacca, Boto, Monster Lake, Eastern Borosi, Falagountou East)

•  Execute organic growth strategy versus targets (i.e. declare initial resources at Saramacca by mid 2017, advance Côté Gold to pre-feasibility stage and aggressive ramp-up of Westwood)

•  Maintain strong balance sheet (i.e. pursue bond refinancing, increase available credit facility, complete flow through share financing, release restricted cash, and evaluate financing options for Côté Gold)

•  HSS: DART rate of .56 and TRI rate of 1.15 (10% reduction versus 2016 targets)

		1.1
Gordon Stothart EVP & COO

•  Zero fatality, decrease serious injury and total injury frequency by 10%

•  HSS: DART rate of .56 and TRI rate of 1.15 (10% reduction versus 2016 targets)

•  Complete 100% of safety leading indicators

•  Grow production by increase of 25% at a targeted AISC (reduce by 15%) by 2020: reach 2017 milestone

•  Growth: achieve the goals set for Côté Gold, Essakane Heap Leach studies, Saramacca initial resources and others

•  Finalize implementation of enhanced life of mine (“LOM”) planning for all sites

•  Improve business systems supporting LOM analysis, technology road map for Westwood, modeling satellite ore deposits at Essakane and Rosebel, and others

•  Talent and succession planning: drive succession plans deeper, track progress in local knowledge transfer and reduce expats at Rosebel and Essakane, review global mobility package with HR

		1.1
Carol Banducci EVP & CFO	• Financing and capital structure: increase capacity of credit facility, refinance bonds to extend maturity, finance options for Côté Gold project, and others • Review cyber security vulnerability and implement necessary measures • Work with sites to maintain 2016 working capital targets • Develop and execute on the 2017 risk based audit plan • Review and improve our investor relations strategy and investor outreach approach • Leverage results of 2016 employee engagement survey and act on top areas of improvement	1.1

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Jeffery Snow SVP, Legal	• Conclude agreement for a JV, equity issuance and debt financing for Côté Gold and Westwood • Review bolt-on acquisition opportunities with the goal of completing an accretive transaction of a 100,000 oz producer by year end • Obtain targeted result in the litigation files highlighted in individual performance goals • Contribute to the success of our financial projects by providing high value legal advice and support e.g. bonds refinancing, credit facility, flow-through financing	1.1
Craig MacDougall SVP, Exploration

•  Increase R&R by over 1M Au Eq. oz. (min inferred resource); Brownfield – focus on oxide resources at Rosebel and Essakane and increase drilling to support ramp-up to full prod and provide 5-year reserve base at Westwood

•  Advance resource stage Greenfield projects with specific targets; Boto, Diakha-Siribaya, Pitangui

•  Advance discovery stage Greenfield projects with specific targets; Monster Lake, Nelligan, Eastern Borosi

•  New discovery: target potential greater than 1 M oz. resource

•  Build pipeline (re-seeding early stage, acquisition or JV) on specific projects in both Africa and South America

1.1

2017 Cash Incentive Plan Individual Award Determinations

Based on 2017 performance, the following chart illustrates the calculation of the actual performance result and award for each NEO:

Named Executives	CIP Target (% of Base Salary)	Corporate Performance (Score x Weight)	Operations Performance (Score x Weight)	HSS Performance (Score x Weight)	Individual Performance Factor*	CI Earned for 2017 (Paid in 2018)	Payout as a % of Target

Stephen J.J. Letwin President & CEO	125%	1.75 x 45%	1.40 x 45%	1.13 x 10%	1.1	$1,800,000	160%

Gordon Stothart EVP & COO	85%	1.75 x 35%	1.40 x 55%	1.13 x 10%	1.1	$790,000	169%

Carol Banducci EVP & CFO	75%	1.75 x 50%	1.40 x 45%	1.13 x 5%	1.1	$640,000	184%

Jeffery Snow SVP, Legal	65%	1.75 x 50%	1.40 x 45%	1.13 x 5%	1.1	$532,000	195%

Craig MacDougall SVP, Exploration	65%	1.75 x 25%	1.40 x 65%	1.13 x 10%	1.1	$500,000	204%(1)

*	HRCC discretion applied to determining actual awards. Metrics and IPF are used as guidelines.

(1)	HRCC determined that Mr. MacDougall’s CIP is above normally applied “maximum 2X payout” because performance on mineral reserve and resource additions involve multiple year projects which were not necessarily rewarded in prior years.

At the beginning of 2018, the HRCC reviewed the CIP plan and decided to maintain for 2018 the same metrics as in 2017 with the same definition for each of them. The performance targets have been adjusted to align with the Corporation’s 2018 strategy and budget. The metrics reflect in an optimal way the Corporation’s key performance elements and how its success is measured.

2018 CIP metrics and weightings:

Corporate Performance	Operations Performance	HSS Performance
Free Cash Flow (50%)	Production (35%)	Health & Safety (50%) Sustainability (50%)
Relative TSR (50%)	AISC (35%)
1-year (25%)	Reserve Replacement (15%)
3-year (25%)	Additional Resources – Strategic
	Initiatives (15%)	× HSS Multiplier

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In addition, at the beginning of 2018, the HRCC has modified the formula used as a reference to calculate the CIP awards to the following:

The essence of the change is to include the individual performance in the addition with the company metrics instead of having it as a multiplier of the Corporation’s performance. As well, the split between the Corporation’s performance (corporate + operations + HSS) and the individual performance will be weighted at 80% - 20% for all NEOs. This additive formula provides better control on the awards because each component, including the individual performance, is pre-weighted and capped. It ensures that the CIP awards remain within a pay-for-performance desired range. Awards will still be capped at 2x target and remain subject to discretion by the Board.

Due to the modification of the CIP formula and the 20% allocated for the individual performance, the weighting of the Corporate, Operations and HSS performance is adjusted based on the nature of each NEO’S role, as per the table below:

	Corporate Performance	Operations Performance	HSS Performance	Individual Performance
Stephen J.J. Letwin President & CEO	35%	35%	10%	20%
Gordon Stothart EVP & COO	30%	40%	10%	20%
Carol Banducci EVP & CFO	45%	30%	5%	20%
Jeffery Snow SVP, Legal	45%	30%	5%	20%
Craig MacDougall SVP, Exploration	25%	45%	10%	20%

The HRCC has made the above decisions in Q1 of 2018 and the changes in the CIP awards calculations are effective for the 2018 performance year and bonuses.

Equity Incentive Plan (EIP)

The EIP is our annual long term share-based incentive program and its objective is to reward performance in a way that is aligned with the creation of long-term shareholder value. Grant value is performance-based and relies on both the Corporation’s and the executive’s performance. In establishing the grant value, consideration is given to trending of key performance metrics, for the year and for the prior three-year period, in addition to the shareholder experience and management’s ability to perform in the given economic climate. The HRCC also considers current share price, equity valuations, share ownership levels and total equity granted as a percentage of the outstanding Common Shares of the Corporation.

The EIP grant value can range from 0% to 300% of the CIP awarded to each NEO, with grant values reflecting corporate performance over the past three years. In the last 5 years, the multiplier has varied from 0.77 to 2.28, with an average of 1.51. Actual awards are determined by the HRCC following completion of the financial year, once audited corporate results are available and individual performance is assessed. This relationship between CIP and EIP is not formulaic, it is also based on a holistic assessment of performance and recent shareholder experience.

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The chart below illustrates the decision making process and decision factors to determine the individual EIP awards.

Determined by:

•	Each NEO’s Individual

performance as established

under the CIP

•	Current and 3-year lookback Corporation’s performance

•	Pay-for-Performance alignment

•	Shareholders’ experience

•	Share dilution, outstanding shares

•	Share ownership considerations

Restricted Share Units (RSUs)

As part of the Share Incentive Plan, the Deferred Share Plan provides for the grants of RSUs. Consistent with the approach to stock options, the grant date value and number of RSUs granted is determined based on a multi-factor assessment of performance with the intention of having total compensation aligned with shareholder experience.

As of the 2017 Grant (in February 2018) and going forward, RSUs cliff vest (100%) at the end of 36 months following the date of grant (versus 35 months for the prior year grants).

Stock Options

Also, as part of the Share Incentive Plan, the Share Option Plan provides for the grant of non-transferable options to purchase Common Shares of the Corporation based on a multi-factor assessment of performance (in combination of the RSUs described above) with the intention of having total compensation aligned with shareholder experience. Consideration is also given to the share price relative position in the gold price commodity cycle. Consistent with the plan, stock options granted in 2017 will vest in equal tranches (20%) over five years following the date of grant and expire after seven years from the date of grant.

The table below shows the 2017 potential and actual EIP grant values (granted in February 2018).

Named Executives	CIP Awarded for 2017 (Paid in 2018)	Target EIP Grant (2x of CIP Earned)	Implied EIP Multiplier	Actual 2017 EIP Grant
Stephen J.J. Letwin President & CEO	$1,800,000	$3,600,000	1.27	$2,289,750
Gordon Stothart EVP & COO	$790,000	$1,580,000	1.52	$1,204,160
Carol Banducci EVP & CFO	$640,000	$1,280,000	1.39	$891,604
Jeffery Snow SVP, Legal	$532,000	$1,064,000	1.26	$669,046
Craig MacDougall SVP, Exploration	$500,000	$1,000,000	1.29	$646,393

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The table below provides in further details the allocation of the 2017 EIP grant:

Named Executives	2017 EIP Grant Value	2017 Share-Based Award		2017 Option-Based Awards
		$	#	$	#
Stephen J.J. Letwin President & CEO	$2,289,750	$1,474,900	215,000	$814,850	215,000
Gordon Stothart EVP & COO	$1,204,160	$602,308	87,800	$601,852	158,800
Carol Banducci EVP & CFO	$891,604	$445,900	65,000	$445,704	117,600
Jeffery Snow SVP, Legal	$669,046	$334,768	48,800	$334,278	88,200
Craig MacDougall SVP, Exploration	$646,393	$323,106	47,100	$323,287	85,300

For 2017, the attributed value of EIP grants was between 126% and 152% of the CIP bonuses awarded to each NEO and between 159% and 254% of the NEOs’ base salaries. This reflects the Corporation’s positive performance in 2017, similarly to 2016, but is moderated by the fact that performance and shareholders’ experience in the prior years had been challenged in the context of low gold prices. We remain cautious in our compensation decisions and will continue to pursue pay for performance alignment with our shareholders’ experience. The 2017 EIP grants were generally delivered 50% in stock options and 50% in RSUs which, in addition to being performance-based when granted, do not immediately vest when granted.

Historical burn rates are showed in a table on page 50.

Gain Realized:

During 2017, Craig MacDougall exercised 42,000 stock options which represents a realized gain of $217,700. No other NEOs exercised options during 2017.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below provides information as of the Corporation’s most recently completed financial year (December 31, 2017) on compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated as follows:

Equity Compensation Plans Approved by Security holders(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CA$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)	Weighted Average Remaining Term
Share Option Plan	6,697,704	$6.81	4,800,529	3.69
Deferred Share Plan	4,573,066	$0	1,308,622	n/a
Share Bonus Plan	-	$0	302,264	n/a
Share Purchase Plan	-	$0	86,307	n/a

For additional reference, the table below provides information as at the close of business on March 28, 2018 on compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated as follows:

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Equity Compensation Plans Approved by Security holders	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CA$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)	Weighted Average Remaining Term
Share Option Plan	7,528,089	$6.69	3,970,144	3.92

Deferred Share Plan	5,361,518	$0	(34,790)	n/a

Share Bonus Plan		$0	302,264	n/a

Share Purchase Plan		$0	86,307	n/a

(1)	The corporation does not have any Equity Compensation Plans not approved by security holders.

PRESIDENT & CEO’S COMPENSATION FOR 2017

Stephen J.J. Letwin was appointed President & CEO of IAMGOLD Corporation on November 1, 2010. Guided by a vision that is aligned with the interests of shareholders, Mr. Letwin in 2017 continued to oversee the execution of strategies to drive performance higher, lower our costs, stimulate growth and extend the life of our mines. Under his leadership, the Corporation achieved excellent operating and financial results, ended the year in a strong financial position and with a growth pipeline that is already showing results.

2017 Key Accomplishments

•	Annual gold production of 882,000 ounces at the high end of guidance, and all-in sustaining costs of $1,004 per ounce sold at the low end of guidance; all owner operated sites beat budgeted AISC;

•	Supported by mine plan optimization and cost reduction, Rosebel reserves increased by 69%, extending the LOM by 5 years;

•	Essakane heap leach project advances into pre-feasibility and Côté Gold moved into feasibility in mid-2017;

•	Net cash from operating activities for 2017 was $295.3 million down $15.8 million from the prior year;

•	Cash, cash equivalents, short-term investments in money market instruments, and restricted cash were $815.8 million as at December 31, 2017;

•	Gold margins for 2017 was $506 per ounce, up $1 per ounce from the prior year;

•	Completed a $400M bond refinancing at 7% effectively reducing our long term debt and extending the maturity date by five years;

•	Replaced C$124M of restricted cash held as collateral for the Doyon ARO with uncollateralized surety bonds;

•	Completed an extensive market outreach program with 230 equity and fixed income investor meetings; Buy recommendations increased from 5 to 7 and sell recommendations declined from 5 to 1;

•	Achieved a 86% increase in Reserve;

•	2017 Exploration program delivered exceptional results with an increase of over 1.4 million ounces in reserves and more than 3 million ounces in resources (100% basis), exceeding the target of 1 million additional ounces; for example:

–	Samaracca: maiden resource totaling 1.5 M ounces on a 100% basis

–	Boto: increase in total resources of 828,000 ounces and conversion of 1.4 M ounces to reserves, with the project now at feasibility stage

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•	“Re-seeding” the pipeline in exploration with the acquisition of new land positions and/or option agreements for new projects;

•	Positive health and safety performance as measured by a DART rate of 0.52, which exceeded the target of 0.56. Unfortunately, overall health and safety performance was marred by one fatality during the year;

•	Approval of the environment assessment for Côté Gold by Ontario Minister of Environment and Climate Change;

•	IAMGOLD ranked by Corporate Knights as one of the Future 40 responsible Corporate Leaders in Canada;

•	Have brought One Drop Foundation into the Triangle d’eau project in Burkina Faso;

•	Achieved a 1-year TSR of 42% and a 3-year TSR of 146%. In relative terms, it outperforms the S&P/TSX Global Gold Index by over 1814% on the 1-year period and by 483% on three years, and

•	Stephen J.J. Letwin was awarded #1 of the 2017 CEO Top 100 Scorecard from Canada’s Financial Post Magazine.

2017 Compensation

Base Salary	2017 CIP Award	2017 EIP Grant	2017 Total Direct Compensation

$900,000	$1,800,000	$2,289,750	$4,989,750

In 2017, Mr. Letwin’s base salary represented 18% of his total direct compensation, therefore 82% of his total direct compensation was “at risk” compensation.

The HRCC carefully monitors the President & CEO’s compensation in relation to the value created for the shareholders, the Corporation’s performance for the year ending and for the 3-5 previous years, as well as the President & CEO’s compensation in relation to the compensation of the other President & CEOs amongst our peer group. Although the President & CEO’s compensation is increasing versus 2016, we believe it is still within a reasonable and cautious pay-for-performance range.

Pay for Performance Alignment

The chart below illustrates the pay-for-performance relationship between the President & CEO’s compensation and the TSR for all companies in IAMGOLD’s Compensation Peer Group over a 3-year period (2015 – 2017). IAMGOLD’s 3-year annualized TSR is the highest amongst its peers, while its President & CEO pay over that same time period is positioned just above the 50th percentile. This illustrates how the HRCC and the Board are remaining cautious in their compensation decisions even if the Corporation has delivered superior results in the past 2 years and even if shareholder value has increased in significant proportions.

*Data reflects 2015 and 2016 values as disclosed on the 2016 SCT, and 2017 LTI information where available. Alamos Gold has been excluded from this analysis as the combined Alamos Gold and AuRico Gold company (TSX:AGI) has not been publicly traded for 3 years. Kirkland Lake Gold has been excluded from this analysis as the company had a ticker change in September 2016 (previous share price data not available).

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Total Change in the President & CEO’s EIP Compensation Value Since Grant Date

The chart below illustrates that the President & CEO’s equity incentive value is aligned with the shareholders’ experience over rolling periods of time ending December 31, 2017. It shows that the total variation in EIP value since the grant date has evolved in a similar pattern as our share price since the date of grant. Change in compensation value is calculated as the total of all paid, exercised and outstanding equity (RSU and stock option) awards granted in each year as a percentage of the value of these awards on their respective dates of grant.

The start of each period is based on the actual EIP grant for each respective year. The President & CEO’s EIP compensation value is the sum of: (a) vested equity on the date of settlement, (b) current value of unvested equity awards, and (c) “in-the- money” value of stock options outstanding (i.e. $0 if current share price is less than the exercise price).

President & CEO’s 5-Year Look Back Compensation

The graph below compares the President & CEO’s total direct compensation (salary + CIP + EIP) granted and reported in the Summary Compensation Table, relative to compensation actually earned and realized for the same 5-year period. Realized compensation is the total of base salary, CIP award received and vested RSUs as the President & CEO has not exercised any options in this period.

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Share Ownership

Mr. Letwin surpassed his share ownership requirements and has not sold a share since his hire in 2010. On December 31, 2017, Mr. Letwin’s accumulated equity was as indicated below:

Outstanding Share Units		Common Shares		Total Value	Share Ownership Requirement

#	$	#	$	$	$

725,200	5,315,716	585,906	4,294,691	9,610,407	2,700,000

    At the closing price of $7.33 on Dec 29, 2017

SUMMARY COMPENSATION TABLE

The following table sets out total compensation for the NEOs in the most recently completed financial year as well as the two previous financial years.

Name and Principal Position(1)	Year	Salary ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Annual Incentive Plans(4) ($)	Long-term Incentive Plans ($)	Pension Value(5) ($)	All Other Comp.(6) ($)	Total Comp. ($)
Stephen J.J. Letwin (7) President & CEO	2017 2016 2015	900,000 881,450 881,450	1,474,900 1,704,048 489,000	814,850 1,705,100 754,920	1,800,000 – –	– – –	26,230 26,010 25,370	298,621 284,046 128,253	5,314,601 4,600,654 2,278,993
Gordon Stothart EVP & COO	2017 2016 2015	550,000 538,647 538,647	602,308 671,768 342,300	601,852 672,214 268,416	790,000 788,000 400,000	– – –	26,230 25,370 24,930	45,285 42,771 20,199	2,615,675 2,738,769 1,594,492
Carol Banducci EVP & CFO	2017 2016 2015	463,000 453,851 453,851	445,900 474,220 211,900	445,704 474,538 167,760	640,000 636,000 245,000	– –	22,633 22,693 22,693	45,588 43,023 23,341	2,062,825 2,104,324 1,124,545
Jeffery Snow SVP, Legal	2017 2016 2015	420,000 400,000 400,000	334,768 333,264 163,000	334,278 333,506 125,820	532,000 447,000 185,000	– –	22,195 21,467 21,799	38,851 35,921 20,822	1,682,091 1,571,158 916,441
Craig MacDougall SVP, Exploration	2017 2016 2015	378,000 360,000 360,000	323,106 300,252 146,700	323,287 300,560 117,432	500,000 403,000 170,000	– –	14,989 14,863 14,497	24,821 22,703 13,500	1,564,203 1,401,378 822,129

(1)	All NEOs receive their compensation in Canadian dollars.

(2)	Represents the RSU value granted to the executives. The HRCC grant decisions were based on granting a dollar value and corresponding number of units. The value of the granted units is determined by multiplying the number of RSUs granted by the fair value which is the closing price of IAMGOLD share on the TSX on the date of the grant. For 2017, the grant date was February 26, 2018 and the fair value was $6.86. For 2016, the grant date was February 28, 2017 and the value was calculated by multiplying the number of RSUs by the fair value of $5.24. For 2015, the grant date was February 23, 2016 and the value was calculated by multiplying the number of RSUs by the fair value of $3.26.

(3)	Represents the stock option value granted to the executives. The Black-Scholes model is used to calculate the value of the options. The 2017 grant value is calculated using a Black-Scholes model and the following assumptions: volatility – 64.73%, dividend yield – 0%, interest rate – 2.03%, expected life – five years, and exercise price of $6.86 based on IAMGOLD’s closing price on the TSX on the date of grant (February 26, 2018) and a fair value of $3.79. The 2016 grant value is calculated using a Black-Scholes model and the following assumptions: volatility – 66.21%, dividend yield – 0%, interest rate – 1.11%, expected life – five years and exercise price of $5.24 based on IAMGOLD’s closing price on the TSX on the date of grant (February 28, 2017) and a fair value of $2.89. The 2015 Option grants have been valued using the accounting fair value of $1.68 CAD per share. This 2015 grant value is calculated using a Black-Scholes model and the following assumptions: volatility – 62%, dividend yield – 0%, interest rate – 0.64%, expected life – five years and exercise price of $3.26 based on IAMGOLD’s market share price on the TSX on the date of grant (February 23, 2016).

(4)	These amounts represent the CIP bonuses paid to the NEOs for 2017. Bonuses were calculated and awarded as per described in the CIP section above. The CIP bonuses were paid to the NEOs on March 1, 2018.

(5)	Values in pension column represent employer contributions to the defined contribution pension plan.

(6)	All other compensation includes employer contributions to the Share Purchase Plan, additional disability insurance premium available exclusively to the NEOs and perquisites. For Mr. Letwin, employer contributions to the Share Purchase Plan are $32,452 and his housing allowance including a tax gross-up is $187,004.

(7)	For 2016, Mr. Letwin and the Board agreed to forfeit his CIP award earned as per the two previous years. In addition the Board approved a grant value of EIP for 2015, including RSUs and stock options that was exceptionally low, similar to the grant value of the previous year’s EIP grant.

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Cost of Compensation

The table below shows the link between the Corporation’s performance and the Executives’ compensation by comparing the Total Cost of the NEOs’ compensation with Operating Cash Flow and Total Equity, over the last three years.

Year	Total Cost of NEOs’ Compensation(1)	As a % of Operating Cash Flow	As a % of Total Equity
2017	$13,239,395	4.5%	0.5%

2016	$12,416,284	4.0%	0.5%

2015	$6,736,600	17.6%	0.3%

(1)	“Total Cost of Compensation” represents the total compensation as disclosed in the Summary Compensation Table.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out for the NEOs all option-based and share-based awards outstanding as at December 31, 2017.

	Option – Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(1)	Market or payout value of shares that have vested and not paid out or distributed
Stephen J.J. Letwin					725,200	$5,315,716
	150,000	$18.65	5/16/2018	–
	325,000	$13.28	4/1/2019	–
	350,000	$7.68	2/26/2020	–
	500,000	$4.38	2/25/2021	$1,475,000
	350,000	$2.99	2/24/2022	$1,519,000
	450,000	$3.26	2/23/2023	$1,831,500
	590,000	$5.24	2/28/2024	$1,233,100
Total	2,715,000			$6,058,600	725,200	$5,315,716	–

Gordon Stothart					288,200	$2,112,506
	60,267	$18.65	5/16/2018	–
	85,000	$13.28	4/1/2019	–
	105,000	$7.68	2/26/2020	–
	110,000	$4.38	2/25/2021	$324,500
	110,000	$2.99	2/24/2022	$477,400
	160,000	$3.26	2/23/2023	$651,200
	232,600	$5.24	2/28/2024	$486,134
Total	862,867			$1,939,234	288,200	$2,112,506	–

Carol Banducci					210,500	$1,542,965
	60,267	$18.65	5/16/2018	–
	85,000	$13.28	4/1/2019	–
	105,000	$7.68	2/26/2020	–
	110,000	$4.38	2/25/2021	$324,500
	110,000	$2.99	2/24/2022	$477,400
	100,000	$3.26	2/23/2023	$407,000
	164,200	$5.24	2/28/2024	$343,178
Total	734,467			$1,552,078	210,500	$1,542,965	–

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Jeffery Snow					142,600	$1,045,258
	27,816 40,000 70,000 55,000 55,000 75,000 115,400	$18.65 $13.28 $7.68 $4.38 $2.99 $3.26 $5.24	5/16/2018 4/1/2019 2/26/2020 2/25/2021 2/24/2022 2/23/2023 2/28/2024	– – – $162,250 $238,700 $305,250 $241,186

Total	438,216			$947,386	142,600	$1,045,258	–

Craig MacDougall					144,300	$1,057,719
	35,000 30,000 85,000 70,000 42,000 56,000 104,000	$15.40 $14.24 $7.68 $4.38 $2.99 $3.26 $5.24	2/29/2019 9/13/2019 2/26/2020 2/25/2021 2/24/2022 2/23/2023 2/28/2024	– – – $206,500 $182,280 $227,920 $217,360

Total	422,000			$834,060	144,300	$1,057,719	–

(1)	The value of the option-based awards and share-based awards is calculated in Canadian dollars using a closing market price on the TSX of $7.33 as of December 29, 2017, the last trading day of 2017.

The table below shows the aggregate value of options and RSUs that have vested during 2017. For the options, the value is computed by determining the difference between the market price at vesting versus the exercise price at time of grant. For the RSUs, value is determined by multiplying the number of RSUs that vest by the market value of the underlying shares at the vesting date.

Value of Vested or Earned Awards During the Year

Name	Option-Based awards – Value vested during the year(1)	Share-Based awards – Value vested during the year(2)	Non-equity incentive plan compensation – Value earned during the year(3)

Stephen J.J. Letwin	$541,600	$236,000	$1,800,000

Gordon Stothart	$167,340	$206,500	$790,000

Carol Banducci	$137,340	$206,500	$640,000

Jeffery Snow	$81,170	$118,000	$532,000

Craig MacDougall	$90,580	$177,000	$500,000

(1)	Represents the aggregate value that would have been realized if the in-the-money options had been exercised on the 2017 vesting dates, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the preceding trading day if the vesting date is a non-trading day) and the exercise price. For the February 22, 2017 vesting, the closing market price of the Common Share on the TSX was $5.76 and the exercise price of these options was $3.26. For the February 24 and February 25 2017 vesting, the February 24 closing market price of $5.67 was used and the exercise prices were respectively $2.99 and $4.38.

(2)	Calculated using $5.90 which is the closing market price of the Common Share on the TSX on January 19, 2017 the date at which RSUs have vested during 2017.

(3)	Non-equity incentive plan compensation includes the amount of the annual performance bonus awards earned by NEOs for the noted year, as paid in the following year.

Performance Graphs

The following graph compares the cumulative total return for $100 invested in Common Shares of the Corporation on the TSX on December 31, 2012 with the cumulative total return of the S&P/TSX Composite Index and the S&P/ TSX Global Gold Index for the five most recently completed financial years. We observe that over the past five years, Common Shares of the Corporation have fluctuated year over year in the same pattern as the S&P/TSX Global Gold Index cumulative total return. In 2017, Common Shares of the Corporation have clearly outperformed the S&P/TSX Global Gold Index. For the same 5-year period, the S&P/TSX Composite Index fluctuated differently and overall, was not significantly affected by the general gold price decline a few years ago. The IAMGOLD share price has fluctuated positively with a similar pattern as the S&P/TSX Composite Index in the last 3 years.

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IAMGOLD Cumulative Value of $100 Investment versus Relevant Market Indices

From December 31, 2012 to December 31, 2017

The graph below illustrates total annual compensation awarded or granted to Mr. Letwin for fiscal years 2012 through 2017, as well as to NEOs (including the President & CEO), on the same basis as disclosed in the “Summary Compensation Table” (i.e., salary + cash incentive paid + grant date fair value of equity incentives + compensatory change in pension value + all other compensation). The increase in compensation in 2016 is explained by the IAMGOLD TSR that has increased by 163% in that year. As a consequence, the EIP at time of grant was valued higher versus previous years which makes the NEOs’ compensation show as a significant increase on the graph for that year but then only a moderate increase for 2017.

Change in President & CEO and NEO Total Compensation versus IAMGOLD

Cumulative Value of $100 Investment

From December 31, 2012 to December 31, 2017

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PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all Canadian salaried employees (the “Plan”). Executives participate on an equal basis with salaried employees with respect to the terms, conditions, rights and benefits under the Plan. Notwithstanding any contribution made to the Plan by the executive, each participant receives a contribution from the Corporation to the Plan of at least 5% of base salary. If a contribution is made to the Plan by the executive, for any contribution made that is less than 6% of base salary, the Corporation will contribute the minimum 5% of base salary plus half of the employee contribution. If an executive contributes 6% or more of base salary, the Corporation will contribute 8% of base salary. Contributions do not exceed the income tax limit on deductible contributions. Contributions are made as deposits at IAMGOLD’s fiduciary and are invested following the investment instructions provided by the executive.

Name	Accumulated value at start of year	Compensatory(1)	Accumulated value at year end
Stephen J. J. Letwin	$177,249	$26,230	$212,830
Gordon Stothart	$256,904	$26,230	$298,440
Carol Banducci	$314,992	$22,633	$372,451
Jeffery Snow	$233,460	$22,195	$285,169
Craig MacDougall	$145,234	$14,989	$179,635

(1)	Compensatory value includes the Corporation’s contribution to the NEO’s defined contribution pension plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into executive employment agreements with the NEOs (the “Employment Agreements”). The Employment Agreements describe the terms and conditions under which the NEOs have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination.

Termination Without Cause:

Upon a termination of their employment with the Corporation on a without cause basis, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A constructive termination or dismissal is treated as a termination without cause.

Stephen J.J. Letwin: Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and two times (2x) the average CIP compensation paid for the preceding two fiscal years. Such payments cease and CIP compensation is pro-rated upon obtaining new employment. Benefits continue for 24 months, subject to the terms of the benefit plans. Only options vested remain exercisable for 60 days.

Gordon Stothart: Continuation of payment of base salary for 24 months or payments may be received as a lump sum. Benefits continue for 24 months, subject to the terms of the benefit plans. Any options granted vest and remain exercisable for 60 days.

Carol Banducci: Continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two fiscal years, which payments may be received as a lump sum. Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment or, in lieu of benefits, a lump sum payment of not less than 20% of base salary for 24 months. All options and RSUs vest and options remain exercisable for 60 days.

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Jeffery Snow: Continuation of payment of base salary for 24 months plus the CIP compensation paid for the preceding two fiscal years, which payments may be received as a lump sum. Benefits continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment. All options granted will immediately become exercisable and remain exercisable for 60 days.

Craig MacDougall: Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two fiscal years. Benefits continue for 24 months, subject to the terms of the benefit plans. Only options vested remain exercisable for 60 days. Any unvested options at the date of termination shall expire immediately.

Change of Control:

Upon a change of control of the Corporation, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to result in the election of a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities. Severance is not payable upon the mere change of control. Severance would only be payable if, within 12 months of the change of control, a NEO’s employment was terminated without cause or the NEO was constructively dismissed.

Stephen J.J. Letwin: A lump sum equal to the payments he is entitled to in the case of a termination without cause (24 months base salary plus two times (2x) average CIP paid in the last two years). Benefits continue for 24 months, subject to the terms of the benefit plans. Upon acceptance by the Board of a change of control transaction, all unexercised rights that are not exercisable shall become immediately exercisable and remain exercisable for 60 days following such acceptance.

Gordon Stothart: If not waived by the employee within 60 days of the change of control, a lump sum equal to two times (2x) base salary. Benefits continue for 24 months, subject to the terms of the benefit plans. All unexercised rights shall vest and remain exercisable for 60 days.

Carol Banducci: A lump sum equal to the payments she is entitled to in the case of a termination without cause (24 months salary and the average CIP paid for the preceding two fiscal years). Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment or, in lieu of benefits, a lump sum payment of not less than 20% of base salary for 24 months. Upon acceptance by the Board of a change of control transaction, all equity-based awards vest and remain exercisable for 60 days following such acceptance.

Jeffery Snow: A lump sum equal to the payments he is entitled to in the case of a termination without cause (24 months base salary plus CIP paid for the preceding two fiscal years). Benefits continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment. Upon acceptance by the Board of a change of control transaction, all unexercised rights held shall vest and remain exercisable for 60 days following such acceptance.

Craig MacDougall: Continuation of payments he is entitled to in the case of a termination without cause (24 months base salary plus average CIP paid in the last two years). Benefits continue for 24 months, subject to the terms of the benefit plans. Upon acceptance by the Board of a change of control transaction, all unexercised rights vest and remain exercisable for 60 days following such acceptance.

The NEOs remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during the course of their employment with the Corporation confidential and not to use such proprietary and confidential information to the detriment of the Corporation. As well, the NEOs may not engage in any business activity in competition with the business of the Corporation during their employment and for 12 months after their employment with the Corporation has ceased, and may not solicit or attempt to retain or hire any employee of the Corporation during their employment and for 12 months after their employment with the Corporation has ceased. Given the serious and immediate harm that would be caused to the Corporation if a NEO were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any other remedy it may have at law.

The following table sets out only the estimated incremental payments to the NEOs, individually and in the aggregate, in the event of termination without cause, constructive termination and termination following a change of control, as if such event occurred on the last business day of the Corporation’s most recently completed financial year (and in the

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case of a change of control, assuming change of control compensation was payable). Terminations of employment due to resignation, termination for cause, permanent disability, death or retirement do not trigger incremental payments. Values represent a lump sum in terms of severance payments and the estimated cost of benefits, and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last business day of the year. Members of the HRCC are aware of and understand the long-term implications of these Employment Agreements and the limitations they impose on changing compensation.

Event	Stephen J.J. Letwin	Gordon Stothart	Carol Banducci	Jeffery Snow	Craig MacDougall

Termination without Cause
Severance Equity Benefits	$1,800,000 $0 $174,116	$1,100,000 $1,423,334 $88,010	$1,807,000 $2,627,983 $185,200	$1,472,000 $693,506 $70,564	$1,329,000 $0 $58,460
Total	$1,974,116	$2,611,344	$4,620,183	$2,236,070	$1,387,460

Change in Control
Severance Equity Benefits	$1,800,000 $9,515,416 $174,116	$1,100,000 $3,535,840 $88,010	$1,807,000 $2,627,983 $185,200	$1,472,000 $1,738,764 $70,564	$1,329,000 $1,767,879 $58,460
Total	$11,489,532	$4,723,850	$4,620,183	$3,281,328	$3,155,339

DIRECTOR COMPENSATION

IAMGOLD directors’ compensation program has the objectives of attracting and retaining high-caliber talented individuals to serve on its Board, align the directors’ compensation with the shareholders’ interests and with the risk profile of the Corporation. The Nominating and Corporate Governance Committee (the “NCGC”), as part of its mandate, and the Board, consider director remuneration, in both structure and amount, relative to that of the Corporation’s peers, consistent with those used to benchmark executive compensation, and the nature and extent of the responsibilities, risks and the time commitment associated with a directorship of a large, publicly-traded, inter-listed corporation.

Directors’ compensation includes an annual cash retainer and an annual grant of equity (“Equity Retainer”). Directors do not receive stock options. As of 2017, directors can elect at time of grant to receive their annual Equity Retainer in the form of Deferred Share Units (“DSUs”) or of RSUs. Both DSUs and RSUs are granted annually on January 1 and vest December 31 of the same year. DSUs are released to the board member only at the date when he/she leaves the board.

2017 Directors’ Compensation Summary:

	Cash	Equity
Annual Retainer – Chairman	$200,000	$125,000
Annual Retainer – Other Board Members	$110,000	$70,000
Additional Retainer – Chairperson of Audit and Finance Committee (“AFC”), HRCC, and Safety, Environment & Reserve Committee (“SERC”)	$25,000	n/a
Additional Retainer – Chairperson of the NCGC	$15,000	n/a
Fee when travel to attend a Board or Board Committee meeting exceeds four hours	$1,750	n/a

Mr. Charter, Chairman of the Board, receives a total annual retainer of $325,000. Of such amount, with a view to fostering the alignment between the interests of the Chairman and the interests of the Corporation’s shareholders, $125,000 is

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received in the form of the Equity Retainer (granted January 1 each year and vested December 31 of the same year, at a price per RSU or DSU equal to the weighted average closing price of a Common Share for the 30 trade days preceding the date of grant), while the remainder is received in cash. Mr. Charter’s direct and indirect holdings of Common Shares of the Corporation were valued at $1,801,216 as of December 31, 2017.

Other than Messrs. Charter and Letwin (who, as President & CEO, receives no additional compensation while acting in the capacity of a director and whose compensation is fully reflected in the Statement of Executive Compensation together with the other NEOs), each director receives an annual cash retainer of $110,000 and an annual equity grant of $70,000, in the form of the Equity Retainer, subject to the same granting, vesting and pricing conditions as the Equity Retainer the Chairman of the Board is entitled to each year (as described above).

In recognition of additional responsibilities, complexities and time commitment, each of the Chairperson of the AFC, HRCC, and SERC receive an additional annual cash retainer of $25,000 and the Chairperson of the NCGC receives an additional retainer of $15,000. Any director travelling in excess of four hours to attend either a Board or Board Committee meeting receives a fee of $1,750 per meeting. No attendance fee per Board or Board committee meeting attended is paid in addition to the retainers. Directors receive no compensation other than the above-mentioned compensation.

The following table sets out all compensation payable to the Board for the Corporation’s most recently completed financial year.

Name	Fees Earned	Share-based awards(1)	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation(2)	Total Compensation

Donald K. Charter	$201,304	$132,127	–	–	–	$1,304	$334,735

John E. Caldwell	$142,000	$73,994	–	–	–	–	$215,994

Mahendra Naik	$110,000	$73,994	–	–	–	–	$183,994

Timothy Snider	$143,750	$73,994	–	–	–	–	$217,744

Richard J. Hall	$145,500	$73,994	–	–	–	–	$219,494

Sybil E. Veenman	$125,000	$73,994	–	–	–	–	$198,994

(1)	The number of units awarded is calculated based on the weighted average closing price for the 30 trade days preceding the date of grant of January 1, 2017. The grant value of the share-based awards is calculated by multiplying these numbers of units by the closing market price on the TSX of $5.19 as of December 30, 2016.

(2)	The amount of $1,304 represents benefits insurance premium paid by the Corporation in 2017 for Mr. Charter.

Similar to the earlier disclosure provided with respect to outstanding equity entitlements of the NEOs, the following table sets out for the directors, all share-based awards outstanding as at the end of 2017, the Corporation’s most recently completed financial year.

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Outstanding Share-based Awards

Name	Option-Based Awards	Share-Based Awards
		Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested	Market or payout value of shares that have vested and not paid out or distributed (1)

Donald K. Charter	–	–	–	$186,607

John E. Caldwell	–	–	–	$104,504

Mahendra Naik	–	–	–	$104,504

Timothy Snider	–	–	–	$104,504

Richard J. Hall	–	–	–	$104,504

Sybil E. Veenman	–	–	–	$104,504

(1)	The value of the share-based awards are calculated using IAMGOLD’s closing market price on the TSX of $7.33 as of December 29, 2017, the last trading day of 2017.

Also similar to the earlier disclosure provided with respect to the NEOs, for the directors, the following table sets out the value vested during the Corporation’s most recently completed financial year in respect of share-based awards. The directors do not participate in the non-equity incentive plan of the NEOs consisting of the cash performance bonus.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based awards – Value vested during the year	Share-Based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year

Donald K. Charter	–	$186,607	–

John E. Caldwell	–	$104,504	–

Mahendra Naik	–	$104,504	–

Timothy Snider	–	$104,504	–

Richard J. Hall	–	$104,504	–

Sybil E. Veenman	–	$104,504	–

(1)	The value of the share-based awards vested for all directors is calculated using IAMGOLD’s closing market price on the TSX of $7.33 as of December 29, 2017.

DIRECTOR SHARE OWNERSHIP

With a view to further aligning director and shareholders’ interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of Common Shares ($600,000 for the Chairman of the Board) to be achieved within the later of five years of October 1, 2011 and five years of becoming a director.

Board Position	Share Ownership Requirement In $

Chairman of the Board	$600,000

Directors	$300,000

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s stock are not within the control of directors, the Board has prescribed that once a director has met the share ownership requirement, there is no requirement for the director to purchase additional shares should the value of the director’s holdings fall below the requirement. As to whether a director has initially achieved the share ownership requirement, the higher of the purchase price or market value of shares acquired is referred to.

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Directors’ Share Ownership as at December 31, 2017(1):

Name	# of Common Shares and Unvested RSUs	Total Ownership (value of Shares owned)(2)	Share Ownership Guidelines	Owned vs Guidelines	Owned vs 2017 Retainer

Donald K. Charter	245,732	$1,801,216	$600,000	3.0x	5.4x

John E. Caldwell	70,878	$519,536	$300,000	1.7x	2.4x

Mahendra Naik	511,961	$3,752,674	$300,000	12.5x	20.4x

Timothy Snider	183,106	$1,342,167	$300,000	4.5x	6.2x

Richard J. Hall	107,551	$788,349	$300,000	2.6x	3.6x

Sybil E. Veenman	45,521	$333,669	$300,000	1.1x	1.7x

(1)	Value estimated at December 29, 2017 price of $7.33, the last trading day of 2017.

(2)	Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information provided by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at December 31, 2017.

Directors’ and Officers’ Liability Insurance

The Corporation has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation which provides coverage in the aggregate of US$75 million for the period from November 1, 2017 to November 1, 2018. The deductible amount on the policy is US$500,000 and the total premium is US$318,867.

SHARE INCENTIVE PLAN

The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Deferred Share Plan and the Share Option Plan. The Share Incentive Plan was established for the benefit of full-time and part-time employees, directors and officers of the Corporation and designated affiliates as well as persons or companies (or an employee of such person or company) engaged to provide ongoing management, consulting services or other services to the Corporation or any designated affiliate. Each of the foregoing is an eligible participant under each of the four plans with the exception that non-employee directors of the Corporation are not eligible to participate in the Share Purchase Plan (the relevant participants referred to below as “Participants”).

Set out below is a summary of certain provisions of the Share Incentive Plan, which summary is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan is available to any shareholder, without charge, upon request to the Secretary of the Corporation. Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan. The information set out below, other than disclosure of the annual burn rate, is presented as at December 31, 2017.

Share Incentive Plan Maximum

The following table sets out the maximum number of Common Shares reserved for issuance under each of the four plans comprising the Share Incentive Plan, the number of Common Shares issuable under outstanding awards, and the number of remaining Common Shares available to be issued pursuant to future awards under each plan, together with, in each case, the percentage of the issued and outstanding Common Shares as at December 31, 2017 that this figure represents.

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	Common Shares Reserved for Issuance	Outstanding Common Shares Awarded	Remaining Common Shares Available for Grant

Share Purchase Plan, Share Bonus Plan, and Deferred Share Plan(1)	6,270,259 (1.3%)	4,573,066 (1.0%)	1,697,193 (0.4%)

Share Option Plan(1)	11,498,233 (2.5%)	6,697,704 (1.4%)	4,800,529 (1.0%)

Total	17,768,492 (3.8%)	11,270,770 (2.4%)	6,497,722 (1.4%)

(1)	In 2014, the Share Incentive Plan was amended to establish two separate pools which respectively establish a maximum number of Common Shares which are available for issue from treasury (i) among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan (awards under these plans are also known as “full value awards”), and (ii) under the Share Option Plan (awards under this Plans are also known as “option awards”). Accordingly, the information in the above table is divided between these two separate pools rather than by individual plan.

Annual Burn Rate

The annual burn rate of the Share Incentive Plan, calculated in accordance with the TSX Company Manual, for each of the three most recently completed fiscal years of the Corporation is set out in the table below. In accordance with the rules of the TSX, the annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the arrangement during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year (calculated in accordance with the CPA Canada Handbook).

	2017 Burn Rate	2016 Burn Rate	2015 Burn Rate

Deferred Share Plan	0.49%	0.61%	0.31%

Share Option Plan	0.35%	0.28%	0.24%

Share Bonus Plan(1)	-	-	-

Share Purchase Plan(1)	-	-	-

(1)	There has been no issuance during the fiscal year for this plan.

Insider Limitations

The Share Incentive Plan provides that in no event shall any security based compensation arrangement (within the meaning of the rules of the TSX), together with all other previously established and proposed security based compensation arrangements of the Corporation, result in:

(i)	the number of Common Shares issuable from treasury at any time pursuant to Options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

(ii)	the issue from treasury to insiders, within any one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

In addition, the number of Common Shares reserved for issue to non-employee directors under the Share Incentive Plan shall not exceed (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of Common Shares and/ or Options per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the board of directors).

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants (which excludes non-employee directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to participants

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pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation, but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation. In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which therefore could result in issuances at less than the market price of the Common Shares as determined in accordance with the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan Common Shares equal in number to the number of Common Share purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75 per cent of the Participant’s contribution until the Participant’s contribution reaches five per cent of such Participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75 per cent of a Participant’s basic annual remuneration.

Under the Share Purchase Plan, unless otherwise determined by the HRCC, if a Participant ceases to be employed by, or provide services to, the Corporation and all designated affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the participant shall be paid to the Participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause, and in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for or delivered to the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the participant. If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the HRCC may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the HRCC may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the HRCC in its sole and absolute discretion and for no consideration.

Deferred Share Plan

The Deferred Share Plan permits the HRCC to grant awards of Common Shares to Participants as a discretionary bonus. Under the Deferred Share Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Deferred Share Plan will be determined by the HRCC at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the HRCC may accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

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Subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or as otherwise determined by the HRCC, if a Participant ceases to be employed by or provide services to the Corporation and all designated affiliates or resigns as a director or officer of the Corporation and its designated affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares thereafter under the Deferred Share Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or otherwise determined by the HRCC, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive any Common Shares under the Deferred Share Plan will terminate with effect as of the date of death of such Participant.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

(a)	in the case of an eligible employee, an officer of the Corporation or a designated affiliate or in the employment of the Corporation or a designated affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

(b)	in the case of an eligible director who is not also an eligible employee, a director of the Corporation or designated affiliate and has been such a director continuously since the date of grant of the option; and

(c)	in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares is determined by the HRCC and cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot exceed seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the Board and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding. If Options granted under the Share Option Plan are surrendered, terminate or expire without being exercised on whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.

If a Participant: (i) ceases to be a director of the Corporation or a designated affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a designated affiliate (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the designated affiliates, for any reason (other than death) or receives notice from the Corporation or a designated affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract or the terms of the Option, such participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option.

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If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an Option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Amending Provisions

The Board may, without shareholder approval, make the following amendments to the Share Incentive Plan:

1.	any amendment of a “housekeeping” nature,

2.	any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

3.	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

4.	other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.	any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,
6.	any amendment to the provisions concerning the effect of the termination of an optionee’s position, employment or services on such optionee’s status under the Share Option Plan,

7.	any amendment to the categories of persons who are Participants,

8.	any amendment to the contribution mechanics of the Share Purchase Plan,

9.	any amendment respecting the administration or implementation of the Share Incentive Plan, and

10.	any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

In all other circumstances, shareholder approval is required to amend the Share Incentive Plan. Amendments requiring shareholder approval include:

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1.	any change to the number of Common Shares issuable from treasury under the Share Incentive Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Share Incentive Plan,

2.	any amendment which would change the number of days set out in section 4.13 of the Share Incentive Plan with respect to the extension of the expiration date of options expiring during or immediately following a blackout period,

3.	any amendment which reduces the exercise price of any option, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

4.	any amendment which extends the expiry date of an Option other than as then permitted under the Share Incentive Plan,
5.	any amendment which cancels any option and replaces such option with an option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan, any amendment which cancels any option, the exercise price of which is greater than the trading price of the Common Shares on the stock exchange at the time of cancellation, and replaces such option with a cash award or other entitlement,

6.	any amendment which would permit options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Share Incentive Plan,

7.	any amendment to increase the limits on Awards issued to non-employee directors (as described in greater detail above under “Insider Limitations”), and

8.	any amendment to the amending provisions of the Share Incentive Plan.

No current or former director or executive officer is, in any way, indebted to the company, a subsidiary or any other entity for which the company or a subsidiary has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of IAMGOLD are committed to a high standard of corporate governance, which the Board recognizes as being important for the successful operation of the business, the preservation of IAMGOLD’s reputation and the creation and protection of shareholder value, all of which are in the long-term best interests of the Corporation.

The NCGC of the Board oversees, among other things, IAMGOLD’s continued compliance with corporate governance requirements of applicable regulatory authorities and monitors evolving corporate governance practices, including those put forward by shareholder advocates and institutional proxy advisors. In addition to regulatory requirements, the Corporation adopts other corporate governance practices, as appropriate for the Corporation, consistent with its high standard of governance.

IAMGOLD is listed on, and complies with the requirements of, the TSX and the New York Stock Exchange (the “NYSE”) and complies with the corporate governance and other requirements of Canadian and United States securities regulatory authorities. The Corporation is a “foreign private issuer”, for purposes of the securities regulatory requirements of the United States.

This Statement of Corporate Governance Practices has been prepared under the supervision of the NCGC and approved by the Board.

KEY GOVERNANCE ATTRIBUTES

As set out in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation possesses the following effective governance structures and attributes:

1.	in respect of the election of directors, elections are held at least annually; individual directors are nominated, as opposed to a slate of directors; and the Corporation has a majority voting policy in non-contested elections, as further described in this Circular under “Majority Voting”;

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2.	in respect of the election of directors, the Corporation has an advance notice by-law that requires adequate notice be given by any shareholder seeking to nominate directors for election and requires disclosure of information with respect to any such director nominees, as would be provided in a management information circular, and this by-law provides shareholders a reasonable opportunity to evaluate all director nominees, so that shareholders may make an informed vote with respect to any director;

3.	a shareholder advisory vote on the Corporation’s approach to executive compensation, held annually;

4.	a shareholder engagement policy that provides for regular, open and constructive dialogue directly with the Board, so that the Board has first-hand views of shareholders on matters important to them, including on any matter that was voted on at a formal meeting of shareholders, and a Board responsive to concerns;

5.	a substantially independent Board, with independent directors comprising 86% of the Board;

6.	no interlocks between either directors or directors and executives serving on other company boards;

7.	conscientious and committed Board members, as demonstrated in 2017 by 100% director attendance at Board and Board committee meetings, and regular, informal, inter-meeting participation in the business of the Corporation, as required to ensure a continued effective level of oversight of the management of the business;

8.	in addition to an actual 100% attendance for each director at Board and Board committee meetings, no director sitting on a number of other boards of directors that might in any way compromise the commitment to the Corporation’s affairs expected of him or her;

9.	regular in camera (non-management, non-affiliated, independent directors only) Board and Board committee discussions, during which, among other things, decisions on management’s recommendations and material matters are made;

10.	all standing and key committees of the Board, namely, the AFC, HRCC, NCGC and SERC, are comprised entirely of independent directors;

11.	an effectively performing Board, as measured by regular, at least annual, Board and individual director performance assessments, an effective Board size and a broad diversity of skills, knowledge and experiences at the Board that provide for a broad diversity of views, while not compromising efficient decision-making;

12.	written mandates for each of the Board and its committees that are reviewed and updated regularly to maintain continued relevancy in light of the Corporation’s business and, collectively, provide an effective framework for a high standard of governance and oversight of the Corporation’s business;

13.	the roles of Chairman of the Board and the President & CEO of the Corporation are distinct and separate individuals hold such positions;

14.	the requirement that non-audit fees of the Corporation’s external auditor, as set out in this Circular, be pre- approved by the AFC in order to maintain the independence of the external auditor and such fees do not exceeding audit or audit-related fees;

15.	the requirement that any work done by the compensation consultant that advises the HRCC for management and fees associated with such work be pre-approved by the HRCC in order to maintain the independence of such compensation consultant;

16.	a Board that is not classified and each director being elected for no longer than one year;

17.	a single class share capital structure, consisting only of Common Shares, having equal voting rights and other privileges amongst them;

18.	a compensation model that fully supports pay-for-performance based on the achievement of measurable, risk- adjusted objectives and metrics, and creates a tangible incentive for management to drive the creation of long- term shareholder value through equity-based compensation awards;

19.	a compensation program without problematic pay practices, due to the inclusion of various restrictions, such as express limitations on the participation of non-executive directors in equity-based compensation, a prohibition on stock option repricing and, generally, shareholder approval being required for amendment to the equity-based Share Incentive Plan of the Corporation that institutional proxy advisors recommend shareholders approve, such as any increase in the equity available for grants or extension of the expiry of grants;

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20.	with respect to equity-based compensation, a policy that prohibits executive officers and directors from hedging against a decrease in the value of the Corporation’s shares, to ensure continued alignment of the interests of management and the Board with the interests of shareholders;

21.	a compensation policy that “claws back” compensation where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements or fraud;

22.	a director compensation program that does not pay excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of shareholders and toward those of management, and does not have any other problematic pay practice that could compromise the independence of directors;

23.	executive employment agreements that do not contain multi-year guarantees of salary increases, bonuses or equity-related compensation, irrespective of performance, or change of control and cash severance arrangements that are “single-triggered” (upon a mere change of control, without further termination or dismissal from employment);

24.	minimum equity ownership requirements for directors and executive officers, to further align the interests of management and the Board with the interests of shareholders;

25.	director and executive succession planning processes to develop and maintain a deep pool of talent within the Corporation and ensure continued effective management;

26.	a recruitment and nominating process for directors that specifically recognizes the benefits of a broad diversity of views achieved through a broad diversity in Board representation, be it through a diversity of knowledge, skills, experience, race, gender or otherwise. The selection of new Board members, and the continuation of other Board members or Board renewal, are based on the knowledge, skills, experience, competencies and performance required to fulfill the Board’s mandate – performance being regularly, at least annually, evaluated by the NCGC and the Board;

27.	a Board which currently includes one woman and, as the NCGC has determine that women continue to be underrepresented on the Board, a goal of adding at least one additional woman director as part of the normal Board renewal process over the next two to five years;

28.	a continued focus by the NCGC, and the Board, on not only female representation on the Board, but at the executive level and in the overall organization of the Corporation as well – 30% of executive management positions of the Corporation, and its major subsidiaries, currently held by women;

29.	a written Diversity Policy that reinforces the commitment to diversity among the Board, executive management and employees generally, the prohibition against discrimination on the basis of arbitrary factors and the commitment to determining nominations, appointments and advancement based on objective merit and performance;

30.	actively considered Board renewal to ensure that, in addition to a diversity of representation and views on the Board, fresh perspective is maintained on the Board, as demonstrated by the appointment of three new directors, or 43% of the Board, since 2011 and an average director tenure of 10 years; and

31.	detailed, timely disclosure of voting results with regard to all matters submitted to shareholders for a vote at shareholder meetings.

NOMINATION OF DIRECTORS

The Board delegates to the NCGC, comprised only of independent directors, the development of the recommendation of director nominees that will best serve the needs of the Corporation. In making recommendations regarding nominees, the NCGC considers among other things:

•	the mix of skills, competencies and experience required in light of IAMGOLD’s strategy, principal risks, and operational, organizational and financial requirements,
•	the independence of each director and the Board as a whole,

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•	the performance of incumbent directors,

•	the diversity of the Board, including gender diversity,

•	other mining and public company directorships,
•	the time commitment required of a director, and

•	an appropriate board size to facilitate effective decision-making.

Before nomination, director nominees are required by the NCGC to have fully understood the roles and responsibilities of a director, the Board and its committees, and the contribution that individual directors are expected to make.

The NCGC has the authority, at the Corporation’s expense, to retain external consultants to assist in the search for suitable director nominees.

Any shareholder who wishes to recommend a candidate for consideration by the NCGC may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience, to the Chair of the NCGC, through the Corporate Secretary of the Corporation.

BOARD SKILLS

In making the recommendation in respect of the nominees for election to the Board to which this Circular relates, the NCGC and the Board considered, among other things, competencies, skills and experience in the following areas (the following comprising the Board skills matrix):

1.	international business;

2.	executive leadership / strategic planning;

3.	mineral exploration;

4.	mining operations;

5.	mining engineering;

6.	project development;

7.	environment / health / safety / corporate social responsibility;

8.	corporate finance;
9.	mergers and acquisitions;

10.	accounting and audit;

11.	risk oversight;

12.	legal, compliance, regulatory; government/ international relations;

13.	marketing / communications / public relations;

14.	human resource management / compensation;

15.	corporate governance; and

16.	information technology.

The board skills matrix is confirmed on at least an annual basis in light of the then current strategy and other plans of the Corporation. The Board collectively possesses the skills required to effectively oversee the execution of the current strategy of the Corporation.

DIVERSITY

The NCGC recognizes the benefits of a diversity of views on the Board, achieved through diversity of knowledge, skills, competencies, experiences, race, gender or otherwise. For instance, the Board as currently comprised includes a diversity of skills and experience in the areas referenced above, one member who was born and raised in Africa where IAMGOLD has significant operations and assets, one member whose background and experience is outside of the mining industry and who brings a fresh perspective to the business, and one woman with significant experience in the mining industry.

Recommendations concerning director nominees are, foremost, based on merit, qualifications and performance, but diversity is a key focus. Gender is one form of diversity that is particularly considered by the NCGC. Since women have typically been under-represented on boards generally, and recognizing the benefits of diversity, including gender, where Board renewal is required or expansion of the Board is being considered, the NCGC will place an emphasis on identifying qualified female candidates, and will prioritize selection of women, within the context of the knowledge, skills, competencies and experiences the Board requires. The Board currently includes one female director, representing 14% of the Board.

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The Board expects that, as part of its normal renewal process over the next three to five years, some current directors will choose to step down from the Board and new directors will be added. Within the context of the required knowledge, skills, competencies and experiences, it is the Board’s goal to add at least one additional woman director, bringing the total number of women directors to at least two.

The Board also recognizes the potential benefits of diversity, including gender diversity, at the level of executive management having the direct responsibility for the day-to-day management of the Corporation. Currently three of ten executive management positions in IAMGOLD, or 30%, including major subsidiaries, are held by women. While merit, qualifications and performance are fundamental considerations in recruitment and appointment, the Board considers the level of representation of women, together with the level of overall diversity in the Corporation, in executive management when making or approving executive management and other appointments. It is the Board’s goal to maintain at least 30% of the executive management roles as being performed by women.

The Board has adopted a formal, written Diversity Policy relating to diversity, generally, including gender diversity, among the Board, executive management and the general organization of the Corporation. The purpose of such policy is to promote an environment which will provide a wide range of knowledge, skills and experience to be called upon. Under the policy, the potential benefits of a diverse leadership, including an appropriate number of women, to the sustained success of IAMGOLD are recognized and the NCGC is tasked to consider, in its new director nomination recommendations, an appropriate level of diversity, including gender. Under the Diversity Policy, the NCGC is to assess the level of diversity on the Board on at least an annual basis and report to the Board on the diversity factors being used to evaluate director candidates. With respect to executive management and the general organization of the Corporation, on at least an annual basis, the President & CEO, with the assistance of the Senior Vice-President, Corporate Affairs, Health, Safety, Sustainability & People, is to assess the level of diversity.

Reflective of its commitment to diversity, IAMGOLD is one of the corporate partners of the Canadian Board Diversity Council and members of senior management participate in the Council’s Diversity 50 initiative, which promotes efforts to increase diversity generally, including gender diversity, on the boards of Canada’s 500 largest organizations. Further, the Chairman and the President & CEO of IAMGOLD are members of the 30% Club in Canada – an organization committed to meaningful, sustainable improvement in gender balance on boards and in senior management. IAMGOLD’s commitment to diversity generally, including representation of women in the workforce permeates from the Board down to local sites of operations across the world. IAMGOLD focuses on reducing the number of expatriates at its regional offices, operations and projects, in order to provide opportunities for citizens of the host countries. Women are represented at all levels of the Corporation.

BOARD PERFORMANCE ASSESSMENT

The NCGC annually assesses the performance of the Board as a whole, its Chair, its committees, and individual directors. Such assessments are carried out through a combination of written questionnaires, which may vary from year to year, and interviews by the Chair of the NCGC with each of the directors, which address, among other things, Board composition and structure, Board and committee leadership, Board culture, Board relationships, overall Board and committee effectiveness, and individual director performance. The Chair of the NCGC reviews with the NCGC the results of the questionnaires and interviews and the NCGC recommends to the Board any actions considered necessary or advisable to assist the Board in continuing to function effectively or to otherwise enhance its processes and performance. The NCGC has the authority to engage external, independent advisors to assist with interviews with directors as part of its overall Board evaluation process. Director performance, assessed against the competencies, skills and actual contributions the director brought to the Board during the year, factors significantly in the nomination of incumbent directors.

TERM LIMITS AND RETIREMENT

Rather than arbitrary age or term limits, which the Board has not adopted, merit, in view of the knowledge, skills, competencies and experiences that the Board should possess from time to time, and performance, are the focuses in director recruitment, nomination and renewal processes. The NCGC, and the Board, have an effective director performance evaluation process which is a better determinant of fitness for continued service on the Board than mere age or term served. Regular, at least annual, evaluation of Board and individual director performance determines the need for Board renewal or replacement of any non-performing director as opposed

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to strictly age or tenure. Arbitrary age or term limits could cause the Board to lose experienced and valuable Board members who have acquired significant knowledge of IAMGOLD and its business over the years of service. However, Board renewal is actively considered by the NCGC, with a view to, in addition to a diversity of representation and views, continuing to maintain fresh perspective on the Board, as demonstrated by the appointment of three new directors since 2011.

Director Compensation

As set out under “Director Compensation” on page 46 and 47, the NCGC recommends to the Board the structure and amount of director compensation. In making such recommendations, it considers the time commitment, risks, responsibilities and required professional competencies involved in a directorship with IAMGOLD, as well as market data pertaining to the compensation paid to directors of peer group companies, and other information from independent compensation experts.

The NCGC recognizes that the recommended compensation for directors must not compromise their independence and ability to make appropriate judgments, including overseeing the compensation paid to management. The director compensation program does not include excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of shareholders and toward those of management, and does not otherwise have problematic pay practices that could compromise the independence of directors.

Director Share Ownership

With a view to further aligning director and shareholders’ interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of Common Shares ($600,000 for the Chairman of the Board) to be achieved within the later of five years from October 1, 2011 and five years of becoming a director.

All directors have met the minimum share ownership requirements, as set out under “Director Share Ownership” on page 48 of this Circular.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s stock are not within the control of directors, the Board has prescribed that once a director has met the share ownership requirement, there is no requirement for the director to purchase additional shares should the value of the director’s holdings fall below the requirement. As to whether a director has initially achieved the share ownership requirement, the higher of the purchase price or market value of shares acquired is referred to.

INDEPENDENCE AND IN CAMERA SESSIONS

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by Canadian and United States securities regulatory authorities, namely, a director who has no direct or indirect material relationship with IAMGOLD and is not otherwise deemed, under applicable regulatory requirements, to be non-independent – a “material relationship” with IAMGOLD being a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of shares of the Corporation (which is encouraged) constitutes such a material relationship.

The Board, through the NCGC, at least annually, reviews each director’s relationships with the Corporation to confirm his or her independence from time to time. The NCGC obtains information relating to these relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire that seeks to determine the connections, if any, of a director, family member or controlled entity of the director, to IAMGOLD. After consideration of all relevant relationships, the Board has determined that all directors and director nominees for this year’s election of directors, except for the President & CEO (solely because he is part of management), are independent.

The Chairman of the Board is independent and separate from the President & CEO. The Board and its committees act independently, including, generally, conducting part of each of their meetings “in camera” (without management, affiliated, non-independent directors present) and, generally, deliberating and resolving on proposed actions for management in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors.

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A total of 27 in camera sessions were held in 2017, with such sessions generally being held at each Board and committee meeting. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management or any non- independent director not be present for all or any part of a meeting.

In camera sessions have pertained to consideration of the President & CEO’s performance, compensation and succession, and any material transaction, agreement or other matter proposed by management. In addition to in camera sessions held at Board and committee meetings, the AFC regularly holds, absent management, sessions with the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

MEETING FREQUENCY, TIME COMMITMENT, ATTENDANCE AND INTERLOCKS

It was an active year for the Corporation, with the Board meeting ten times in 2017. When recommending director nominees for election to the Board, the NCGC considers attendance at Board and committee meetings. Absent compelling reasons, it is critical for directors to adequately perform their duties and responsibilities to the Corporation, including attending all meetings. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review the financial statements and related disclosure documents. Other committees of the Board meet at least once each year and typically more frequently to ensure their mandates are adequately performed. Committees of the Board held a total of 18 meetings in 2017. The following table sets out the attendance record for directors for 2017.

Directors’ Meeting Attendance

Name	Board Meetings		Committee Meetings		Total Board/ Committee Meetings
John E. Caldwell	10 of 10	100%	7 of 7	100%	17 of 17	100%
Donald K. Charter*	10 of 10	100%	8 of 8	100%	18 of 18	100%
Richard J. Hall	10 of 10	100%	10 of 10	100%	20 of 20	100%
Stephen J. J. Letwin	10 of 10	100%	Not Applicable	Not Applicable	10 of 10	100%
Mahendra Naik	10 of 10	100%	9 of 9	100%	19 of 19	100%
Timothy Snider	10 of 10	100%	11 of 11	100%	21 of 21	100%
Sybil Veenman	10 of 10	100%	9 of 9	100%	19 of 19	100%

* As Chairman of the Board, Mr. Charter attends all meetings of all committees of the Board, whether or not a formal member of a committee.

The NCGC reviews outside directorships and committee appointments held by director nominees, including the President & CEO. The NCGC considers whether each of the director nominees, including the President & CEO, is reasonably able to make the expected time and resource commitment required for service on the IAMGOLD Board. The NCGC has determined that no director nominee sits on such number of other boards of directors that could compromise the expected commitment to IAMGOLD.

In addition to the number of outside boards on which a director nominee sits, the NCGC will consider the nature of the company or entity on whose board the director nominee sits, the complexity of the business, its legal obligations and the likely demand on a director’s time and resources (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also considers whether the company or entity is listed on a stock exchange, and the seniority and demands of the stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange (“TSX-V”)), all with a view to determining whether a director nominee can devote the required time and resources to IAMGOLD.

The NCGC has found each of this year’s director nominees, as reflected in their 100% attendance at the previous years’ Board and committee meetings, as having the ability to commit the time and resources necessary to adequately oversee the conduct of IAMGOLD’s business and affairs.

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The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors, such as those that comprise the HRCC, and executive officers of the Corporation, at other public companies.

The following table sets out directorships and committee appointments held by the nominees for this year’s election of directors.

Other Outside Public Company Directorships

Name	Directorships (Stock Exchange listing)	Committee or Chairmanship Appointments
John E. Caldwell	Faro Technologies Inc. (NASDAQ)	Chair of the Compensation Committee Member of the Audit, Governance Committee Member of the Operational Audit Committee
	Advanced Micro Devices Inc. (NASDAQ)	Chairman of the Board Chair of the Nominating and Governance Committee Member of the Audit and Finance Committee
Donald K. Charter	Dream Office Real Estate Investment Trust (TSX)	Chair of the Compensation Committee Chair of the Governance Lead Director
	Lundin Mining Corporation Base Metals (TSX)	Chair of the Compensation Committee Member of the Governance Committee
	International Petroleum Corporation (TSX)	Chair of the Compensation Committee Chair of the Governance Committee Member of the Audit Committee
Stephen J.J. Letwin*	Hess Midstream Partners GP LLC (NYSE)	Member of the Audit Committee
	ONEnergy Inc. (TSX-V)	Chairman of the Board
Richard J. Hall	Klondex Mines Ltd. (TSX, NYSE)	Chairman of the Board Member of the Compensation & Governance Committee
	Orla Mining Exploration Ltd. (TSX-V)	Member of the Compensation & Governance Committee Chair of the Compensation Committee
Mahendra Naik	Fortune Minerals Limited (TSX)	Chairman of the Board Chair of the Audit & HRC Committee
	Goldmoney Inc. (TSX-V)	Chair of the Audit & Compensation Committee
Timothy R. Snider	Teck Resources Limited (TSX, NYSE)	Member of the Compensation Committee Member of the Audit Committee Member of the Government & Nominating Committee
Sybil E. Veenman	Noront Resources Ltd. (TSX-V)	Member of the Compensation, Corporate Governance and Nominating Committee Chair of the Environmental, Health, Safety and Sustainability Committee
	Royal Gold Inc. (NASDAQ)	Member of the Compensation, Corporate Governance and Nominating Committee

*  Although Mr. Letwin is a director of Precision Drilling Corporation (TSX) (NYSE) he is voluntarily retiring his directorship and will, officially, as of May 16, 2018, no longer serve on its board of directors.

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BOARD ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Board are prescribed by applicable law, its adopted mandate and the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation and oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation and protection of shareholder value. The Board oversees the following matters, among others:

1.	the adoption of strategic, capital and operating plans and budgets, at least annually;

2.	the performance of the President & CEO and other executive officers to execute and effectively implement the strategic plan adopted by the Board;

3.	IAMGOLD’s code of business conduct and ethics and the maintenance of a culture of integrity throughout the organization;

4.	effective governance through the adoption of sound corporate governance structures and practices designed to ensure its assets are protected, its reputation is preserved and it continues to comply with all laws applicable to its business, wherever conducted;

5.	the identification of risks to IAMGOLD’s business and the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

6.	the establishment of a communications policy to facilitate communications with investors and other stakeholders and avoid selective disclosure of material undisclosed information;

7.	executive management succession planning, including appointing, training and monitoring executive management – including through regular presentations to the Board by executives to assist the Board in making first-hand assessments of their competencies; and

8.	director succession planning, such that the Board remains appropriately balanced in terms of the required strategic skills, competencies and experience and diversity amongst its members, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions that will maintain the long-term creation and protection of shareholder value. The full responsibilities of the Board are set out in its mandate, a copy of which is attached to this Circular as Appendix “C”.

Directors are expected to be familiar with the Code of Business Conduct and Ethics and, in particular, the rules concerning reporting conflicts of interest and withdrawing from any discussion, assessment or decision of the Board relating to any matter in which the director is conflicted. All of the Corporation’s directors are subject to the requirements of the Canada Business Corporations Act and where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director, where appropriate, shall not vote on the matter.

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COMMITTEES OF THE BOARD

The Board, to assist it in the performance of its mandate and oversight of the management of the Corporation, has formed a standing AFC, HRCC, NCGC and SERC. The Board may form other committees from time to time as necessary or appropriate to adequately address specific matters. The members of each committee are comprised exclusively of independent directors and have the expertise necessary to successfully fulfill the mandates of their respective committees.

The chair of a committee is appointed by that committee’s members, in consideration of the recommendations of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed and approved by the committees and the Board on at least an annual basis. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”). Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors as it may deem necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and Board committee mandates, collectively, are designed to provide the necessary governance framework to fulfill the Board’s duties and responsibilities and effective oversight of management in the conduct of the Corporation’s business and affairs and the execution of the strategy adopted by the Board.

Audit and Finance Committee

The AFC currently consists of three independent directors. The overall mandate of the AFC is to review and recommend for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures, prepared by management, as well as oversee the control environment surrounding the process of preparing such disclosure. The review of the process entails oversight of internal and external auditors that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements and the assumptions and estimates of management reflected in the financial statements. The AFC monitors the external auditor’s independence and, in maintaining the independence of the external auditor, pre-approves the non-audit services and fees of the external auditor. The AFC recommends to the Board, each year, the nomination of an external auditor and regularly monitors the performance of the external auditor. The lead audit engagement partner is rotated at least every five years by the external auditor. The AFC, together with management and the internal auditor of the Corporation, which auditor reports directly to the AFC, is also charged with the identification, prevention, detection and mitigation of financial control risks. In addition to private sessions with the internal and external auditors to discuss their audits, attestation processes and cooperation from management, the AFC also holds private sessions with the CFO to discuss resources. In addition, the AFC oversees financial planning and related policies as well as proposed capital expenditures and investments.

For purposes of applicable securities regulatory requirements, upon a recommendation from the NCGC, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to its affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before their appointment to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation’s financial statements. The Board also confirms familiarity with the application of accounting principles, including in respect of estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

The AFC held four meetings in 2017. The current members of the AFC are John E. Caldwell (as Chair), Mahendra Naik, and Richard J. Hall. Additional disclosure with respect to the AFC may be found in the Corporation’s most recent Annual Information Form, under the heading “Item VIII – Audit and Finance Committee”, at pages 128 through 131, which has been filed on SEDAR and incorporated in the most recent Form 40-F of the Corporation filed in the United States on EDGAR, at www.sec.gov/edgar.shtml, which information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

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Human Resources and Compensation Committee

The HRCC currently consists of three independent directors. Each member is experienced in matters pertaining to human resources and executive compensation by virtue of having been senior executives of publicly traded companies as well as members of boards and committees of other public companies. Its roles and responsibilities, together with management, include the development of a responsible pay-for-performance compensation program and the administration of the Corporation’s shareholder approved Share Incentive Plan (described earlier in this Circular) that provides the Board with the means to reward performance in the form of equity and further align the interests of management with those of shareholders.

Further information with respect to the pay-for-performance philosophy, guidelines, metrics, targets and market information used by the HRCC in the process of recommending to the Board the amount and the form (cash and/or equity) of the compensation to be awarded to executive management, may be found in the Statement of Executive Compensation included earlier in this Circular.

Information related to the retention of any independent compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management, any services performed by such consultant for management must be pre-approved by the HRCC.

The HRCC held five meetings in 2017. The current members of the HRCC are Timothy R. Snider (as Chair), Mahendra Naik and Donald K. Charter.

Nominating and Corporate Governance Committee

The NCGC currently consists of three independent directors. Its primary responsibility, in addition to the recommendation to the Board of suitable nominees for election to the Board, is to oversee the Corporation’s continued compliance with evolving corporate governance requirements of applicable regulatory authorities, through the recommendation of appropriate corporate governance structures and practices. It also advises the Board on evolving corporate governance best practices, which often exceed regulatory requirements and are adopted as appropriate for IAMGOLD. The NCGC evaluates the performance of the Board, its committees, the Board and committee chairs, and individual directors on an annual basis. In developing its recommendation of suitable director nominees, the NCGC considers the performance or contributions of incumbent directors, the mix of competencies, skills and experiences required for effective oversight of IAMGOLD’s business and operations and the overall diversity of the Board. The NCGC discusses with the Board the diversity factors taken into account in the nominations including particularly, with respect to female directors, as the Board has recognized a need to improve such representation. The size of the Board, the continuing education of directors and their compensation are also reviewed by the NCGC.

The NCGC held three meetings in 2017. The current members of the NCGC are Sybil E. Veenman (as Chair), Donald K. Charter and John E. Caldwell.

Safety, Environment and Reserves Committee

The SERC currently consists of three independent directors. The mandate of the SERC is, in part, to assist the Board in the oversight of management’s fulfillment of IAMGOLD’s social responsibilities at all operations, wherever situated. It oversees compliance with applicable environmental, health and safety laws and the implementation of socially responsible, best practices to monitor and limit the environmental footprint of the Corporation’s operations, prevent worker injury (such as through the use of leading health and safety performance indicators) and effectively restore and reclaim properties. The Committee also monitors the safety and security environment and practices associated with IAMGOLD’s operations. The mandate of the SERC includes overseeing the process of the preparation of the Corporation’s resources and reserves estimates, the operation of controls to ensure estimation in accordance with applicable regulatory standards and the related scientific and technical disclosure of resources and reserves estimates, including compliance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, adopted by Canadian securities regulatory authorities. The SERC reviews the competencies, skills, experiences and qualifications of the qualified persons (the “QPs”) used by the Corporation in the preparation and disclosure of resources and reserves estimates and confirms that such QPs were in no way impeded or inappropriately influenced in the preparation of such disclosure.

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The SERC held six meetings in 2017. The current members of the SERC are Richard J. Hall (as Chair), Timothy R. Snider and Sybil Veenman.

POSITION DESCRIPTIONS

The Board has developed a written position description for the Chair of the Board. The current Chair of the Board is Donald K. Charter. The primary responsibilities (in addition to those dictated by the mandate of the Board, attached to this Circular as Appendix “C”) of the Chairman are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and shareholders of the Corporation, oversee the content of all information that directors and shareholders are provided and ensure that the same is provided reasonably in advance of their meetings, and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chair acts as the primary liaison between the Board and executive management.

The Chair of the Board is, as determined by the Board, independent. The Chair facilitates communication among the Corporation’s independent directors and between the independent directors and executive management. He or she is responsible for leading the Board and organizing it to function constructively and independently of management. The Chair reviews any comments, recommendations or requests made by independent directors and oversees the process by which unfettered information to independent directors is made available regarding the Corporation’s activities.

The mandates of the committees of the Board, which are recommended by the committees themselves and the NCGC and approved by the Board as sufficient to fulfill the Board’s mandate, define the authority, roles and responsibilities of each of the committees and the committee chairs. Committee chairs may take from their respective committee mandates their position descriptions. These mandates may be accessed on the Corporation’s website (at www. iamgold.com, under “Corporate Governance”).

The Board and the President & CEO have developed written position descriptions for the President & CEO and other executive management. The primary responsibility of the President & CEO is to provide leadership of the management of the Corporation. The President & CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, delineation of responsibilities, and monitoring of performance of executive management, managing and monitoring the various exploration, development and producing assets of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s reputation. The President & CEO acts as the primary spokesperson for the Corporation. The President & CEO is directly accountable to the Board. Upon the President & CEO’s retirement or other departure from the Corporation, the President & CEO would resign his or her directorship.

ORIENTATION AND CONTINUING EDUCATION

In respect of the orientation of new directors to the roles and responsibilities of the Board, its committees and individual directors, as well as the nature and operation of IAMGOLD’s business, new directors may be briefed by the Chairman, the President & CEO, other independent directors or executive management. Tours of IAMGOLD’s operations are made available. Information and advice is also made available to directors by the Corporation’s general counsel regarding the duties and obligations of directors under applicable law. The mandates of the Board and its committees, the Code of Business Conduct and Ethics (described below), minutes of the meetings of the Board and its committees and the most recent annual report, annual information form and management information circular are also provided.

To assist directors with remaining current with respect to IAMGOLD’s affairs and their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the NCGC periodically canvasses directors to determine their training and educational needs and interests, arranges visits to the Corporation’s various exploration, development and producing operations, and arranges funding for the attendance of directors at seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation. Directors are regularly and timely informed by the President & CEO, and other members of the executive management team, of strategic

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issues affecting IAMGOLD, including the competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact IAMGOLD’s business. In addition to information at Board and committee meetings, directors regularly receive, in the context of Board dinners, presentations from management or outside parties with respect to developments relevant to Corporation.

MAJORITY VOTING

As part of the high standard of governance structures and practices of the Corporation, the Board has adopted a majority voting policy in respect of the election of directors. This policy applies in uncontested elections only. Directors are voted on individually and not as a slate, on an annual basis.

Any individual director nominee that, in respect of the votes submitted at the meeting to elect directors, has more than 50% of the votes withheld from rather than voted for his or her election may, in the limited discretion of the Board, not be accepted as a director. If more than 50% of the votes are withheld from rather than voted for a director’s election, such director shall immediately tender his or her resignation to the Board, which resignation should be accepted and effective, absent exceptional circumstances, within 90 days of the shareholders meeting. A news release will promptly follow the decision on the resignation. The NCGC will decide whether to recommend to the Board that the Board accept the resignation of the director. In recommending to the Board whether to accept the resignation of the director or not, the NCGC will review the results of the shareholder vote, applicable regulatory requirements in respect of the constitution of the Board and certain of its committees and, in respect of incumbent directors, the particular director’s attendance at Board and committee meetings, the contribution of the director to Board and committee discussions and the director’s performance assessment, recognizing that it is only in those circumstances that are exceptional that a resignation would be recommended against. In addition, it will consider any expressed reasons for a withhold vote, the merits of such reasons and the ability to rectify concerns.

The director whose election is being deliberated in accordance with this policy does not participate in the NCGC’s or the Board’s determination or the Board vote as to whether to accept his or her resignation. If the Board accepts the resignation of the director, the director will be required to resign his or her directorship. In the case of a resignation, the Board may appoint a new director to fill the vacancy created, in accordance with applicable law, until the next annual general meeting of the Corporation.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS

In addition to a majority voting policy, also as part of the high standard of governance structures and practices of the Corporation, the Corporation’s by-laws require that any shareholder seeking to nominate a director at a shareholder meeting provide reasonable advance notice of the individual(s) the shareholder intends to nominate and certain other information important for other shareholders to be able to make an informed decision on the nominee(s).

The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees – the requirements being no more onerous than the requirements the Board is to meet in its nominations. This allows the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all shareholders a reasonable opportunity and sufficient information to evaluate all proposed director nominees and the Board’s recommendations in order that they be able to may make an informed vote with respect to every director nominee.

CODE OF BUSINESS CONDUCT AND ETHICS

Consistent with and to protect the integrity and reputation of the Corporation, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of IAMGOLD. Service providers, at the time of being contracted, are similarly required to acknowledge and abide by the provisions of the Code. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted,

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are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of interest with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used solely for its benefit, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with, wherever business is conducted. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director shall disclose his or her interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

Any material departure from the Code by a director or executive officer must be promptly disclosed. There were no such departures from the Code in 2017. The Board believes that providing a means through which concerns may be raised about ethical conduct or departures from the Code, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to allegations concerning the violation of laws or the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the Chair of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon election, appointment or employment, and each year thereafter, each director, officer or employee acknowledge an understanding of the Code’s requirements. Given the fundamental nature of the Code, any transgression of its requirements by any officer or employee of the Corporation is grounds for termination of employment.

INTEREST OF INFORMED PERSONS IN

MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2017, or are proposed to be entered into, which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer of the Corporation since January 1, 2017, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR, at www.sedar.com, and EDGAR, at www. sec.gov/edgar.shtml. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation, with:

(i)	a copy of the current annual information form of the Corporation, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

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(ii)	a copy of the comparative financial statements of the Corporation for the year ended December 31, 2017, together with the report of the auditor thereon; and

(iii)	a copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2017.

Shareholder Proposals

To be eligible for inclusion in the Circular for the 2019 annual general meeting of Shareholders, shareholder proposals must be prepared in accordance with applicable rules governing shareholder proposals and must be received at the Corporation’s head office, at 401 Bay Street, Suite 3200, Toronto, Ontario, M5H 2Y4, on or before December 28, 2018.

IAMGOLD Board Approval

The Board has approved the contents and sending of this Circular to shareholders.

DATED at Toronto, Ontario, this 28th day of March, 2018.

BY ORDER OF THE BOARD

Stephen J. J. Letwin

President and Chief Executive Officer

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APPENDIX “A” – PLAN RESOLUTION

AMENDMENT TO SHARE INCENTIVE PLAN

WHEREAS the directors of the Corporation have approved the amendment to the Share Incentive Plan of the Corporation described in the Management Proxy Circular of the Corporation dated March 28, 2018.

NOW THEREFORE BE IT RESOLVED THAT:

1.            The amendment to the Share Incentive Plan described under the heading “Business of the Meeting – Amendment to the Share Incentive Plan of the Corporation” in the Management Proxy Circular (the “Circular”) dated March 28, 2018 of the Corporation to increase the maximum number of common shares of the Corporation issuable from treasury pursuant to the Share Incentive Plan by 5,000,000, which would increase the maximum from 34,412,386 to 39,412,386 common shares be, and it hereby is, approved;

2.            The amended and restated Share Incentive Plan attached as Appendix “B” to the Circular be, and it hereby is, authorized and approved; and

3.            Any one officer or any one director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed and to deliver or cause to be delivered, all such agreements and documents, as any one of them shall consider necessary or desirable and shall approve and to do or cause to be done all such other acts and things as any one of them shall determine to be necessary or desirable in connection with the Share Incentive Plan or in order to carry out the intent of this resolution and the matters authorized hereby.

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APPENDIX ‘B’ – SHARE INCENTIVE PLAN

AMENDED AND RESTATED AS OF MAY 8, 2018

Article 1

DEFINITIONS AND INTERPRETATION

Section 1.01	Definitions

For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Act” means the Canada Business Corporations Act or its successor, as amended from time to time;

(b)	“Aggregate Contribution” means the aggregate of a Participant’s Contribution and the Corporation’s Contribution related to such Participant’s Contribution;

(c)	“Basic Annual Salary” means the basic annual remuneration of a Participant from the Corporation and Designated Affiliates exclusive of any overtime pay, bonuses or allowances (whether received in cash, securities or otherwise) of any kind whatsoever;

(d)	“Blackout Period” means an interval of time during which (i) the then trading guidelines of the Corporation restrict one or more Participants from trading in securities of the Corporation or (ii) the Corporation has determined that one or more Participants may not trade in securities of the Corporation;

(e)	“Blackout Period Expiry Date” means the date on which the applicable Blackout Period expires;

(f)	“Business Day” means any day on which the Stock Exchange is open for trading;

(g)	“Committee” shall mean the Directors or, if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan;

(h)	“Common Shares” shall mean the common shares of the Corporation, as adjusted in accordance with the provisions of Article 8 of the Plan from time to time;

(i)	“Corporation” means IAMGOLD Corporation, a corporation incorporated under the Act, and any successor thereto;

(j)	“Corporation’s Contribution” means the amount the Corporation credits a Participant under Section 3.04 of the Plan;

(k)	“Date of Termination” means the date of termination of employment or the date of termination of a contract for services set out in a notice of termination given by the Corporation or a Designated Affiliate and for greater certainty does not include, or mean the expiry date of, any period of time following such date of termination during which the Participant is in receipt of, or is entitled to be in receipt of, compensation in lieu of notice of termination or severance compensation;

(l)	“Deferred Share Plan” means the deferred share plan described in Article 6 of the Plan;

(m)	“Designated Affiliates” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

(n)	“Directors” shall mean the board of directors of the Corporation from time to time;

(o)	“Eligible Directors” shall mean the Directors or the directors of any Designated Affiliate from time to time;

(p)	“Eligible Employees” shall mean employees and officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

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(q)	“Employment Contract” means any contract between the Corporation or any Designated Affiliate and any Eligible Employee, Eligible Director or Other Participant relating to, or entered into in connection with, the employment of the Eligible Employee, the appointment or election of the Eligible Director or the engagement of the Other Participant or any other agreement to which the Corporation or a Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Corporation or the termination of employment, appointment, election or engagement of such Participant;

(r)	“Issue Price” means, in respect of Common Shares issued from treasury under the Share Purchase Plan, the weighted average price of the Common Shares on the Stock Exchange for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the Aggregate Contribution of the Participant being used to purchase such Common Shares has been accumulated;

(s)	“Option” shall mean an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(t)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Share Option Plan;

(u)	“Option Period” shall mean the period of time during which the particular Option may be exercised, including as extended in accordance with Section 4.13 of the Plan;

(v)	“Other Participants” shall mean any person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or a Designated Affiliate, or any employee of such person or corporation, other than an Eligible Director or an Eligible Employee;

(w)	“Participant” with respect to the Share Purchase Plan shall mean each Eligible Employee and Other Participant and with respect to the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan shall mean each Eligible Director, Eligible Employee and Other Participant;

(x)	“Participant’s Contribution” means the amount a Participant elects to contribute to the Share Purchase Plan under Section 3.03 of the Plan;

(y)	“Plan” means this amended and restated share incentive plan which includes the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan;

(z)	“Service Provider” means an employee or insider of the Corporation or any Designated Affiliate and any other person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or any Designated Affiliate;

(aa)	“Share Bonus Plan” means the share bonus plan described in Article 5 of the Plan;

(ab)	“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issue or potential issue of securities of the Corporation to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(ac)	“Share Option Plan” means the share option plan described in Article 4 of the Plan;

(ad)	“Share Purchase Plan” means the share purchase plan described in Article 3 of the Plan; and

(ae)	“Stock Exchange” means The Toronto Stock Exchange, or, if the Common Shares are not then traded on The Toronto Stock Exchange, such other principal market upon which the Common Shares are traded as designated by the Committee from time to time.

Section 1.02	Additional Definitions

In the Plan, the terms “affiliate”, “associate” and “subsidiary” shall have the meaning given to such terms in the Securities Act (Ontario) and the term “insider” shall have the meaning given to such term in the TSX Company Manual.

Section 1.03	Headings

The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

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Section 1.04	Context, Construction

Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05	References to this Plan

The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.06	Canadian Funds

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

Article 2

PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01	Purpose of the Plan

The Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of key employees and directors of the Corporation and Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key employees and directors of the Corporation and Designated Affiliates, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the corporation.

Section 2.02	Administration of the Plan

The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary or desirable in order to comply with the requirements of the Plan, subject in all cases to compliance with regulatory requirements. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03	Delegation to Committee

All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section 2.04	Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Optionee;

(b)	the number of Common Shares subject to Options granted to each Optionee;

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(c)	the aggregate number of Common Shares subject to Options;

(d)	the name and address of each Participant in the Share Purchase Plan;

(e)	the Participants’ Contributions and the Corporation’s Contributions in respect of each Participant;

(f)	the name and address of each Participant in the Share Bonus Plan and the awards granted to each Participant under the Share Bonus Plan;

(g)	the name and address of each Participant in the Deferred Share Plan and the awards granted to each Participant under the Deferred Share Plan; and

(h)	the number of Common Shares held in safekeeping for the account of each Participant under the Plan.

Section 2.05	Determination of Participants

The Committee shall from time to time determine the Participants who may participate in the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan. The Committee may from time to time determine the number of Common Shares to be issued to any Participant, and the other terms of each award granted to each Participant, under the Share Bonus Plan, the number of Common Shares to be issued or delivered to any Participant, and the other terms of each award granted to each Participant, under the Deferred Share Plan, the Participants to whom Options may be granted, the number of Common Shares to be made subject to and the expiry date of each Option granted to each Participant and the other terms of each Option granted to each Participant, all such determinations to be made in accordance with the provisions of the Plan, and the Committee may take into consideration the present and potential contributions of, and the services rendered by, the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant. Notwithstanding the foregoing, an Eligible Director who is not also an officer of the Corporation or of a Designated Affiliate may only be granted Options upon his or her initial appointment or election, as the case may be, as a director of the Corporation or a Designated Affiliate and such Eligible Director shall not be eligible to be granted Options on an annual basis or otherwise other than upon his or her initial appointment or election, as the case may be, as a director of the Corporation or a Designated Affiliate, with “initial appointment or election” referring to the appointment or election of such individual as a director of the Corporation or a Designated Affiliate in circumstances where, immediately prior to such appointment or election, the individual was not a director of the Corporation or a Designated Affiliate.

Section 2.06	Maximum Number of Shares

The maximum number of Common Shares issuable from treasury under the Plan is 39,412,386. 22,768,492 Common Shares remain available for issue from treasury pursuant to the Plan, including Common Shares issuable pursuant to awards outstanding on the date hereof, which is subject to adjustment from time to time in accordance with Section 8.08. The maximum number of Common Shares available for issue from treasury under the Plan:

(a)	among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan, including pursuant to awards outstanding thereunder on the date hereof, is 11,270,259 in the aggregate, subject to adjustment from time to time in accordance with Section 8.08; and

(b)	under the Share Option Plan, including pursuant to awards outstanding thereunder on the date hereof, is 11,498,233 in the aggregate, subject to adjustment from time to time in accordance with Section 8.08. In addition, the aggregate number of Common Shares reserved for issue to any one Participant upon the exercise of Options shall not exceed 5% of the number of Common Shares then outstanding.

Article 3

SHARE PURCHASE PLAN

Section 3.01	The Share Purchase Plan

A share purchase plan is hereby established for Eligible Employees and Other Participants.

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Section 3.02	Participants

Participants entitled to participate in the Share Purchase Plan shall be Eligible Employees or Other Participants who have been providing services to the Corporation or any Designated Affiliate for at least the immediately preceding 12 months. The Committee shall have the right, in its absolute discretion, to waive such 12 month period or to determine that the Share Purchase Plan does not apply to any Eligible Employee or Other Participant.

Section 3.03	Election to Participate in Share Purchase Plan and Participant’s Contribution

(a)	Any Participant may elect to contribute money to the Share Purchase Plan in any calendar year if the Participant, by the date designated by the Corporation, delivers to the Corporation a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the Participant the Participant’s Contribution in equal installments.

(b)	The Participant’s Contribution shall not be less than 1%, nor greater than 10%, before deductions, of the Basic Annual Salary of the Participant; provided that, in the event of any Participant making his or her Participant’s Contribution for less than a full calendar year, his or her Basic Annual Salary shall be pro-rated.

(c)	No adjustment may be made by the Participant to the Participant’s Contribution until the next succeeding calendar year, and then only if a new written direction shall have been delivered to the Corporation for such calendar year. The Participant’s Contribution shall be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan.

Section 3.04	Corporation’s Contribution

At such time or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with an amount equal to 75% of the Participant’s Contribution then contributed and in respect of which no Corporation’s Contribution has previously been made; provided that once the Participant’s Contribution in respect of any calendar year equals 5% of the Basic Annual Salary of the Participant for such calendar year no further Corporation’s Contribution will be made by the Corporation for the Participant, and with such Corporation’s Contribution to be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan. For greater certainty, the maximum Corporation’s Contribution which may be made by the Corporation in respect of any Participant for any calendar year is 3.75% of the Basic Annual Salary of such Participant for such calendar year.

Section 3.05	Aggregate Contribution

The Corporation shall not be required to segregate the Aggregate Contribution from its own corporate funds or to pay interest thereon.

Section 3.06	Issue or Purchase of Shares

(a)	The Committee may, in its sole discretion, determine whether in respect of any calendar year the obligations of the Corporation under the Share Purchase Plan will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange.

(b)	At such time or times as are determined by the Corporation but in any event no later than as soon as practicable after December 31 of the applicable calendar year, the Corporation shall either (i) issue from treasury for the account of each Participant Common Shares equal in value to the Aggregate Contribution of such Participant held in trust as of such date based on the applicable Issue Price and such Aggregate Contribution shall be converted into Common Shares at the applicable Issue Price, or (ii) deliver to the account of each Participant Common Shares equal in number to the number of Common Share purchased through the facilities of the Stock Exchange with the Aggregate Contribution (together with any previous unused balance of the Aggregate Contribution) of such Participant held in trust as of such date. If such conversion would result in the issue for the account of a Participant of a fraction of a Common Share, the Corporation will issue only such whole Common Shares as are then issuable.

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(c)	The Corporation shall hold, or cause to be held, any unused balance of the Aggregate Contribution of each Participant in trust for the Participant until subsequently used in accordance with the Share Purchase Plan.

Section 3.07	Safekeeping and Delivery of Shares

(a)	All Common Shares issued for, or delivered to, the account of a Participant in accordance with Section 3.06 of the Plan will be held in safekeeping and will be delivered, subject as otherwise provided in the Share Purchase Plan, to such Participant at such time or times as are determined by the Corporation upon request of the Participant in a form acceptable to the Corporation. Any:

(i)	cash dividends;

(ii)	options or rights to purchase additional securities of the Corporation or any other corporation; or

(iii)	notices of meeting, proxy statements and proxies for any meeting of holders of Common Shares received in respect of any Common Shares held in safekeeping on behalf of a Participant shall be forwarded to such Participant, at his or her last address according to the register maintained under Section 2.04 of the Plan, and any other or additional Common Shares or other securities (by way of dividend or otherwise) received in respect of any Common Shares held in safekeeping on behalf of a Participant shall also be held in safekeeping and delivered to the Participant with the delivery of the Common Shares in respect of which such additional Common Shares or other securities were issued.

(b)	If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, make any Common Shares held in safekeeping for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may, by resolution, permit the Corporation’s Contribution to be made and Common Shares to be delivered for the then Aggregate Contribution of each Participant prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

Section 3.08	Termination of Employment or Services

Unless otherwise determined by the Committee, if a Participant shall cease to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or shall receive notice from the Corporation of the termination of his or her contract of service or employment:

(a)	the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan;

(b)	any portion of the Participant’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant;

(c)	any portion of the Corporation’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause, and in such case, any portion of the Corporation’s Contribution then held in trust for the Participant shall be returned and paid to the Corporation; and

(d)	any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Section 3.09	Election to Withdraw from Share Purchase Plan

Any Participant may at any time elect to withdraw from the Share Purchase Plan. In order to withdraw the Participant must give at least two weeks’ notice to the Corporation in writing in form and substance satisfactory to the Corporation directing the Corporation to cease deducting from the Participant’s remuneration the Participant’s Contribution. Deductions will cease to be made commencing with the first pay date following expiry of the two week notice. The Participant’s Contribution will continue to be held in trust. On the next following date for making the Corporation’s Contribution the Corporation will credit the Participant with the pro rata amount of the Corporation’s Contribution, calculated in accordance with Section 3.04 of the Plan. The delivery of Common Shares will not be accelerated by such withdrawal but will occur on the date on which such Common Shares would otherwise have been

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issued or purchased, as the case may be, in accordance with Section 3.06 of the Plan and delivered to the Participant in accordance with Section 3.07 of the Plan had the Participant not elected to withdraw from the Share Purchase Plan.

Section 3.10	Necessary Approvals

The obligation to issue or purchase and to deliver any Common Shares in accordance with the Share Purchase Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Share Purchase Plan for whatever reason, the obligation to issue or purchase or to deliver such Common Shares shall terminate and any Participant’s Contribution held in trust for a Participant shall be returned to the Participant without interest.

Article 4

SHARE OPTION PLAN

Section 4.01	The Share Option Plan and Participants

A share option plan is hereby established for Eligible Directors (subject to Section 2.05 of the Plan), Eligible Employees and Other Participants.

Section 4.02	Option Notice or Agreement

Each Option granted to a Participant shall be evidenced by a stock option notice or stock option agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 4.03	Exercise Price

The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that such price shall be not less than the closing price of the Common Shares on the Stock Exchange on the last trading day immediately preceding the date of grant of such Option.

Section 4.04	Term of Option

The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to amendment by an Employment Contract, provided that, subject to Section 4.13 of the Plan, in no event shall an Option Period exceed 7 years.

Section 4.05	Lapsed Options

If Options granted under the Share Option Plan are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.

Section 4.06	Limit on Options to be Exercised

Except as otherwise specifically provided in any Employment Contract, or in Section 4.09 of the Plan, the Committee may determine when an Option may be exercised during the Option Period, such vesting and exercise terms to be set out in the stock option notice or stock option agreement in respect of the Option.

Section 4.07	Eligible Participants on Exercise

Subject to Section 4.06 of the Plan and the vesting and exercise terms set out in the stock option notice or stock option agreement in respect of the Option, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in Section 4.10 or Section 4.11 of the Plan or in any Employment Contract, no Option may be exercised unless the

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Optionee at the time of exercise thereof is:

(a)	in the case of an Eligible Employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Corporation or such Designated Affiliate shall not be considered an interruption of employment for purposes of the Share Option Plan;

(b)	in the case of an Eligible Director who is not also an Eligible Employee, a director of the Corporation or a Designated Affiliate and has been such a director continuously since the date of the grant of such Option; and

(c)	in the case of any Other Participant, engaged, directly or indirectly, in providing ongoing management, consulting or other services for the Corporation or a Designated Affiliate and has been so engaged since the date of the grant of such Option.

Section 4.08	Payment of Exercise Price

The issue of Common Shares on the exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised by cash or certified cheque delivered to the registered office of the Corporation together with a validly completed notice of exercise. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option unless and until a certificate for such Common Shares is issued to such Optionee under the terms of the Share Option Plan. Subject to Section 4.12 of the Plan, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased.

Section 4.09	Acceleration on Take-over Bid

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable, notwithstanding Section 4.06 of the Plan or any term or condition of any Option in order to permit Common Shares issuable under such Options to be tendered to such bid.

Section 4.10	Effect of Death

If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Option held by such Participant or Other Participant at the date of such death shall become immediately exercisable notwithstanding Section 4.06 of the Plan or any term or condition of such Option, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an Employment Contract or the terms and conditions of any Option) after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at the date of the death of such Optionee in accordance with Section 4.06, 4.07 and 4.11 of the Plan and the terms and conditions of such Option.

Section 4.11	Effect of Termination of Employment or Services

If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than death); or

(b)	cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract;

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(collectively a “Termination”), except as otherwise provided in any Employment Contract or the terms and conditions of any Option, such Participant may, but only within 60 days following (i) the Date of Termination stipulated in a notice of termination not for cause from the Corporation or any Designated Affiliate or (ii) Termination in situations other than a termination not for cause, exercise his Options to the extent that such Participant was entitled to exercise such Options at the Date of Termination or the date of such Termination. Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period.

Section 4.12	Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Option Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant upon the exercise of an Option for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any exercise price paid to the Corporation in respect of the exercise of such Option shall be returned to the Participant.

Section 4.13	Extension of Option Period

Notwithstanding Section 4.04 of the Plan but subject to Section 4.07 and Section 4.11 of the Plan, the expiration date of an Option will be the date determined by the Committee, subject to amendment by an Employment Contract, unless such expiration date falls within a Blackout Period or within ten Business Days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten Business Days after the Blackout Period Expiry Date.

Article 5

SHARE BONUS PLAN

Section 5.01	The Share Bonus Plan

A share bonus plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section 5.02	Participants

The Committee shall have the right to determine, in its sole and absolute discretion, to issue for no cash consideration to a Participant any number of Common Shares as a discretionary bonus subject to such provisions and restrictions as the Committee may determine.

Section 5.03	Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Bonus Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued by the Corporation and delivered to any Participant under the Share Bonus Plan for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate.

Article 6

DEFERRED SHARE PLAN

Section 6.01	The Deferred Share Plan

A deferred share plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

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Section 6.02	Awards and Issue or Purchase of Shares

The Committee shall have the right, in its sole and absolute discretion, to grant awards of Common Shares to Participants subject to such provisions and restrictions (including vesting provisions) as the Committee may determine and to determine whether in respect of awards of Common Shares granted in any calendar year such awards will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange. As soon as practicable following the date on which Common Shares are to be issued or delivered to a Participant in respect of an award of Common Shares granted under the Deferred Share Plan the Corporation shall either (i) issue from treasury the Common Shares so awarded to such Participant or (ii) deliver Common Shares purchased through the facilities of the Stock Exchange equal in number to the number of Common Shares so awarded to such Participant.

Section 6.03	Award Notice or Agreement

Awards granted to Participants under the Deferred Share Plan shall be evidenced by a notice or agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 6.04	Acceleration on Take-Over Bid

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable to Participants in respect of awards granted under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Section 6.05	Effect of Death

If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death shall be delivered as soon as practicable thereafter and, except, as otherwise provided in any Employment Contract or in the notice or agreement referred to in Section 6.03 of the Plan or as otherwise determined by the Committee, such Participant shall thereafter cease to be entitled to participate in the Deferred Share Plan and any entitlement to thereafter receive any other Common Shares under the Deferred Share Plan shall terminate with effect as of the date of death of such Participant.

Section 6.06	Effect of Termination of Employment or Services

If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than disability or death); or

(b)	cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than retirement, disability or death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract, unless otherwise determined by the Committee or otherwise provided in any Employment Contract or the notice or agreement referred to in Section 6.03 of the Plan, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares under the Deferred Share Plan shall terminate with effect as of such date.

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Section 6.07	Necessary Approvals

The obligation of the Corporation to issue or purchase and deliver any Common Shares pursuant to the Deferred Share Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Deferred Share Plan for whatever reason, the obligation of the Corporation to issue or purchase or deliver such Common Shares shall terminate.

Article 7

WITHHOLDING TAXES

Section 7.01	Withholding Taxes

The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option, Common Share or other benefit under the Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option, until such time as the Participant has paid the Corporation or any Designated Affiliate any amount which the Corporation or the Designated Affiliate is required to withhold with respect to such taxes.

Article 8

GENERAL

Section 8.01	Effective Time of Plan

The Plan shall become effective upon a date to be determined by the Directors.

Section 8.02	Issuances to Insiders

(a)	In no event shall any security based compensation arrangement (within the meaning of section 613 of the Company Manual of The Toronto Stock Exchange as amended or superseded from time to time), together with all other previously established and proposed security based compensation arrangements of the Corporation, result in:

(i)	the number of Common Shares issuable from treasury at any time pursuant to Options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

(ii)	the issue from treasury to insiders, within a one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

(b)	The number of Common Shares reserved for issue to non-employee Directors under the Plan shall not exceed (x) for all non-employee Directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee Director basis, awards of Common Shares and/or Options per non-employee Director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Plan to a non-employee Director in the year of his or her initial appointment to the board of Directors).

Section 8.03	Suspension, Termination or Amendments

The Committee shall have the right

(a)	without the approval of the shareholders of the Corporation, to:

(i)	suspend or terminate (and to re-instate) the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan or the Deferred Share Plan; and

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(ii)	make the following amendments to the Plan:

(A)	any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correcting grammatical or typographical errors and amending the definitions contained within the Plan;

(B)	any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Stock Exchange, or to otherwise comply with any applicable law or regulation;

(C)	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan;

(D)	other than changes to the expiration date and the exercise price of an Option as described in subparagraph 8.03(b)(iii) and subparagraph 8.03(b)(iv) of the Plan, any amendment, with the consent of the Optionee, to the terms of any Option previously granted to such Optionee under the Share Option Plan;

(E)	any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan;

(F)	any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan;

(G)	any amendment to the categories of persons who are Participants;

(H)	any amendment to the contribution mechanics of the Share Purchase Plan;

(I)	any amendment respecting the administration or implementation of the Plan, but excluding any amendment respecting a reallocation of Common Shares reserved for issue from treasury under the Plan among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan, on one hand, and the Share Option Plan on the other; and

(J)	any amendment to provide a cashless exercise feature to any Option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan; and

(b)	with the approval of the shareholders of the Corporation by ordinary resolution, to make any amendment to the Plan not contemplated by paragraph 8.03(a) of the Plan, including, but not limited to:

(i)	any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to Section 8.08, of the Plan;

(ii)	any amendment which would change the number of days set out in Section 4.13 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period;

(iii)	any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to Section 8.08 of the Plan;

(iv)	any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan;

(v)	any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to Section 8.08 of the Plan;

(vi)	any amendment which cancels any Option, the exercise price of which is greater than the trading price of the Common Shares on the Stock Exchange at the time of the cancellation, and replaces such Option with a cash award or other entitlement;

(vii)	any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by Section 8.04 of the Plan;

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(viii)	any amendment to increase the limits set forth in Section 8.02(b) of the Plan; and

(ix)	any amendment to Section 8.03(a)(ii) of the Plan or this Section 8.03(b).

Notwithstanding the foregoing, any amendment to the Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Stock Exchange.

Section 8.04	Non-Assignable

No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 8.05	Rights as a Shareholder

No Optionee shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an Option. No Optionee shall be entitled to receive any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of issue of certificates representing Common Shares.

Section 8.06	No Contract of Employment

Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

Section 8.07	Consolidation, Merger, etc.

If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity:

(a)	each Participant for whom Common Shares are held in safekeeping under the Share Purchase Plan shall receive on the date that Common Shares would otherwise be delivered to the Participant the securities, property or cash which the Participant would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the Participant had held the applicable number of Common Shares immediately prior to such event; and

(b)	upon the exercise of an Option under the Share Option Plan the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option immediately prior to the effective time of such event, unless the Committee otherwise determines the basis upon which such Option shall be exercisable.

Section 8.08	Adjustment in Number of Shares Subject to the Plan

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to the awards granted under the Plan by the Committee, including without limitation, in:

(a)	the number of Common Shares available under the Plan;

(b)	the number of Common Shares subject to any Option; and

(c)	the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

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Section 8.09	Securities Exchange Take-over Bid

In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the Act, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement options to the Optionees on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free rollover basis under the Income Tax Act (Canada).

Section 8.10	No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Common Shares issued or delivered in accordance with the provisions of the Plan.

Section 8.11	Participation through RRSP’s and Holding Companies

Subject to the approval of the Committee, an Eligible Employee or Eligible Director may elect, at the time rights or Options are granted under the Plan, to participate in the Plan by holding any rights or Options granted under the Plan in a registered retirement savings plan established by such Eligible Employee or Eligible Director for the sole benefit of such Eligible Employee or Eligible Director or in a personal holding corporation controlled by such Eligible Employee or Eligible Director. For the purposes of this Section 8.11, a personal holding corporation shall be deemed to be controlled by an Eligible Employee or Eligible Director if (i) voting securities carrying more than 50% of the votes for the election of directors of such corporation are held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and the votes carried by such voting securities are entitled, if exercised, to elect a majority of the board of directors of such corporation, and (ii) all of the voting and equity securities of such corporation are directly or indirectly held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and/or his or her spouse, children or grandchildren. In the event that an Eligible Employee or Eligible Director elects to hold the rights or Options granted under the Plan in a registered retirement savings plan or personal holding corporation, the provisions of the Plan shall continue to apply as if the Eligible Employee or Eligible Director held such rights or Options directly.

Section 8.12	Compliance with Applicable Law

If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction over the securities of the Corporation, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 8.13	Interpretation

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

Section 8.14	Independent Advice

Each Participant is responsible for obtaining independent legal, tax and financial advice at his or her own expense and any failure on his or her part to retain legal, tax or financial advisors shall not affect the validity of this Plan.

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APPENDIX ‘C’ – BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to provide stewardship over the Corporation and to review the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to review the Corporation’s business conduct. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for reviewing its affairs, including selecting its chairman and constituting committees of the Board.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to review compliance with applicable legal requirements and documents and records have been properly prepared, approved and maintained.

The Board has the statutory responsibility to, among other things:

A.	review the management of, the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D.	act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(ii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.	the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

C.	the issue of securities except as authorized by the Board;

D.	the declaration of dividends;

E.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

F.	the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

G.	the approval of a management proxy circular;

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H.	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

I.	the approval of an amalgamation of the Corporation;

J.	the approval of an amendment to the articles of the Corporation;

K.	the approval of annual financial statements of the Corporation; and

L.	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to review and approve the strategic planning process in place for the Corporation and to review the development of strategic plans and approving the strategy through which the Corporation proposes to achieve its long term objectives goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Enterprise Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the primary risks of the business of the Corporation and to review the effectiveness of the enterprise risk management systems in place to monitor and review those risks with a view to preserving the long-term viability and to enhance the performance of the Corporation.

(d)	Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(i)	appoint the CEO, and together with the CEO, to develop a position description for the CEO;

(ii)	with the advice of the human resource and compensation committee of the Board (the “Compensation Committee”), develop objectives that the CEO is responsible for achieving and to monitor and assess the performance of the CEO in light of those objectives;

(iii)	upon the advice of the Compensation Committee, set the compensation of the CEO;

(iv)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(v)	develop, to the extent considered appropriate, position descriptions for the chairman of the Board, the chairman of each committee of the Board and individual directors;

(vi)	approve the appointment of all corporate officers;

(vii)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

(viii)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

(ix)	review training and development of senior management and members of the Board and to provide orderly succession of management, including the CEO.

(e)	Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other senior officers of the Corporation and to review and assess the extent to which the CEO and such other senior officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

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The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	compliance with applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)	setting appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)	appropriate health and safety policies and programs for its employees in the workplace;

(v)	developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

(vi)	monitoring the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)	Reporting and Communication

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)	the adequacy of continuous disclosure program including reporting financial results and other required disclosure of the Corporation to shareholders, other security holders and regulators such that material information is disseminated on a timely and regular basis;

(iii)	the reporting of financial results are fair and in accordance with applicable generally accepted accounting principles;

(iv)	the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	monitoring the Corporation’s progress in achieving its goals and objectives and revise and, through management, altering strategic and tactical plans of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation;

(iv)	implementation and ongoing adequate internal control and management information systems;

(v)	assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	reviewing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

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5.	Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which the director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with and abide by the provisions of the Code of Business Conduct and Ethics.

(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should advise the chairman of the Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

(g)	Evaluating Board Performance

The Board, in conjunction with the Corporate Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Corporate Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

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7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded. Management may be asked to participate in any meeting of the Board. The Board should meet separately from management as considered appropriate in order that the Board functions independently of management. The independent Directors should meet with no members of management present as considered appropriate.

8.	Committees

The Board has established an Audit and Finance Committee, a Human Resources and Compensation Committee, a Safety, Environment and Reserves Committee and a Nominating and Corporate Governance Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The Board should review the charter of each standing committee annually.

9.	Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board. Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Corporate Governance Committee.

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APPENDIX ‘D’ – 2017 VOTING RESULTS

Motions	Number of Shares					Percentage of Votes Cast
	For	Against	Withheld/ Abstain	Spoiled	Non Vote	For	Against	Withheld/ Abstain
Elect John E. Caldwell as Director	262,240,888	0	2,084,731	1,465	47,400,429	99.21%	0.00%	0.79%
Elect Donald K. Charter as Director	250,263,484	0	14,062,135	1,465	47,400,429	94.68%	0.00%	5.32%
Elect Sybil E. Veenman as Director	260,687,191	0	3,638,428	1,465	47,400,429	98.62%	0.00%	1.38%
Elect Richard J. Hall as Director	262,324,881	0	2,000,738	1,465	47,400,429	99.24%	0.00%	0.76%
Elect Stephen J. J. Letwin as Director	259,226,975	0	5,098,644	1,465	47,400,429	98.07%	0.00%	1.93%
Elect Mahendra Naik as Director	244,425,371	0	19,900,248	1,465	47,400,429	92.47%	0.00%	7.53%
Elect Timothy R. Snider as Director	260,216,164	0	4,109,455	1,465	47,400,429	98.45%	0.00%	1.55%
Appointment of Auditors	308,001,266	0	3,724,782	1,465	0	98.81%	0.00%	1.19%
Executive Compensation	179,355,954	84,969,665	0	1,465	47,400,429	67.85%	32.15%	0.00%

Total Shareholders Voted by Proxy:	224

Total Shares Issued and Outstanding:	464,615,756

Total Shares Voted:	311,727,513

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